Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER
by and among
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE
VOLNAY ACQUISITION CO. I
VOLNAY ACQUISITION CO. II
and
VERITAS DGC INC.
dated as of
September 4, 2006

TABLE OF DEFINED TERMS

Acceptable Confidentiality Agreement	99
Acquisition Agreement	65
Acquisition Proposal	70
Advisers Act	40
affiliates	98
Affiliates Letter	87
Aggregate Consideration	5
Amendment No. 2	45
AMF	22
Antitrust Division	73
Applicable Jurisdiction	99
beneficial ownership	98
Book-Entry Shares	6
Burdensome Condition	73
Business Day	99
Capital Budget	58
Cash Designated Shares	9
Cash Election Shares	8
Certificate	6
Certificates of Merger	3
CFIUS	91
Claim	79
Cleanup	100
Closing	3
Closing Date	3
Code	100
Commitment Letter	55
Company	1
Company Adverse Recommendation Change	65
Company Assets	37
Company Balance Sheet	22
Company Board	20
Company Charter	37
Company Common Stock	17
Company Convertible Debt	18
Company Directors	100
Company Disclosure Letter	16
Company IP Rights	32
Company Material Contract	33
Company Notice	65
Company Notice of Change	67
Company Option	10
Company Option Plans	10
Company Permits	31
Company Plans	26
Company Preferred Stock	17
Company Required Vote	41
Company Rights	19
Company Rights Agreement	19
Company SEC Documents	22
Company Series A Preferred Stock	17
Company Special Meeting	76
Company Stock Plans	11
Company Summary Plan Description	26
Company Vessels	37
Competition Laws	100
Confidentiality Agreement	72
Continuing Employees	81
Cut-off Time	17
Deemed Stock Amount	5
Deferred Share Units	18
Delayed Forms	22
Depositary	12
Derivative Transaction	100
DGCL	2
Dissenting Share	11
EC Merger Regulation	22
Election Deadline	8
Election Form	7
Election Form Record Date	7
Employment Agreement	28
Employment and Withholding Taxes	100
Environmental Claim	100
Environmental Laws	101
ERISA	26
ERISA Affiliate	26
ESPP	18
ESPP Options	18
ESPP Shares	18
Exchange Act	22
Exchange Agent	12
Exchange Fund	12
Exchange Ratio	5
Exon-Florio Act	22
Exon-Florio Amendment	91
Financing	101
First Merger	2

Foreign Plan	101
Form F-4	47
Form F-6	47
FTC	73
Governmental Entity	21
Hazardous Material	101
HSR Act	21
IFRS	46
Indemnified Parties	78
Intellectual Property	31
Investment Company Act	40
IRS Ruling	83
knowledge	101
Laws	21
Leased Real Property	102
Leases	102
Liens	102
Litigation	102
LTIP Plans	18
LTIP Shares	18
Mailing Date	7
Material Adverse Effect	102
Merger Consideration	4
Merger I Certificate of Merger	2
Merger I Effective Time	3
Merger I Surviving Corporation	2
Merger II Certificate of Merger	3
Merger II Effective Time	3
Merger Sub I	1
Merger Sub II	1
Mergers	2
No Election Shares	8
NYSE	5
Owned Real Property	102
Parent	1
Parent Adverse Recommendation Change	68
Parent Assets	54
Parent Balance Sheet	46
Parent Balance Sheet Date	46
Parent Board	56
Parent Depositary Share	5
Parent Disclosure Letter	42
Parent Investigation	71
Parent IP Rights	51
Parent Material Contract	52
Parent Necessary Corporate Documents	76
Parent Notice	68
Parent Notice of Change	69
Parent Options	43
Parent Ordinary Share	5
Parent Ordinary Shares	43
Parent Permits	50
Parent Plans	48
Parent SEC Documents	45
Parent Shareholder Approval	44
Parent Shareholders’ Meeting	76
Per Share Cash Consideration	5
Per Share Consideration	5
Per Share Stock Consideration	5
Permitted Liens	103
Person	103
Proxy Statement	25
Qualifying Amendment	75
Real Property	103
Registered Company IP	32
Registered Parent IP	51
Release	103
Representatives	64
Return	103
Sarbanes-Oxley Act	22
SEC	22
Second Merger	2
Secretary of State	3
Securities Act	22
Severance Benefits	82
Severance Policy	82
Significant Subsidiary	103
Skadden Arps	91
Specified Company SEC Documents	17
Specified Parent SEC Documents	42
Stock Designated Shares	9
Stock Election Shares	8
Subsidiary	103
Superior Proposal	70
Surviving Corporation	2
Tax	104
Termination Date	92
Termination Fee	94
Total Cash Amount	5
Total Common Stock Amount	6

v

Total Stock Amount	6
Total Stock Consideration	6
US Continuing Employee	82
US GAAP	23
Valuation Period	6
VES Class A Shares	18
VES Shares	18

     AGREEMENT AND PLAN OF MERGER, dated as of September 4, 2006, by and among Veritas DGC Inc., a Delaware corporation (the “Company”), Compagnie Générale de Géophysique, a société anonyme organized under the laws of the Republic of France (“Parent”), Volnay Acquisition Co. I, a Delaware corporation to be formed as a wholly owned subsidiary of Parent (“Merger Sub I”), and Volnay Acquisition Co. II, a Delaware corporation to be formed as a wholly owned subsidiary of Parent (“Merger Sub II”).
     WHEREAS, the respective Boards of Directors of Parent and the Company have each approved a transaction pursuant to which (i) Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation, (ii) immediately thereafter, the Company will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving corporation and a wholly owned subsidiary of Parent, and (iii) Parent will pay aggregate consideration equal to 1.14 Parent Depositary Shares (as defined herein) and U.S. $37.00 cash per outstanding share of Company Common Stock (as defined below) at the Merger I Effective Time (as defined below); and
     WHEREAS, the Board of Directors of Parent has determined that the Mergers are in furtherance of and consistent with Parent’s business strategies and is in the best interest of Parent’s shareholders, and has determined to recommend the matters constituting the Parent Shareholder Approval to the shareholders of Parent; and
     WHEREAS, Parent has approved and adopted this Agreement and the Mergers and desires to form each of Merger Sub I and Merger Sub II to effectuate the Mergers; and
     WHEREAS, the Board of Directors of the Company has determined that the transactions contemplated by this Agreement are in the best interest of the Company’s stockholders, and has determined to recommend the adoption of this Agreement, on the terms and subject to the conditions provided for in this Agreement, to the stockholders of the Company; and
     WHEREAS, for United States federal income tax purposes, it is intended that the Mergers qualify (i) as a reorganization under the provisions of Section 368(a) of the Code and the rules and regulations promulgated thereunder and (ii) for an exception to the general rule of Section 367(a)(1) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Section 368 of the Code.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
THE MERGERS
     Section 1.1 The Mergers.
          (a) First Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Merger I Effective Time, Merger Sub I shall be merged with and into the Company (the “First Merger”). At the Merger I Effective Time, the separate existence of Merger Sub I shall cease and the Company shall continue its existence under the DGCL as the surviving corporation (sometimes hereinafter referred to as the “Merger I Surviving Corporation”). The First Merger shall have the effects as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, upon the First Merger, all the rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the Merger I Surviving Corporation and all the obligations, duties, debts and liabilities of the Company and Merger Sub I shall be the obligations, duties, debts and liabilities of the Merger I Surviving Corporation.
          (b) Second Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, immediately after the First Merger and at the Merger II Effective Time, the Merger I Surviving Corporation shall be merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”). At the Merger II Effective Time, the separate existence of the Merger I Surviving Corporation shall cease and Merger Sub II shall continue its existence under the DGCL as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”). The Second Merger shall have the effects as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, upon the Second Merger, all the rights, privileges, immunities, powers and franchises of the Merger I Surviving Corporation and Merger Sub II shall vest in the Surviving Corporation and all the obligations, duties, debts and liabilities of the Merger I Surviving Corporation and Merger Sub II shall be the obligations, duties, debts and liabilities of the Surviving Corporation.
     Section 1.2 Effective Times. (a) Upon the terms and subject to the provisions of this Agreement, at or as promptly as practicable following the Closing, Parent, Merger Sub I and the Company will cause an appropriate Certificate of Merger (the “Merger I Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in such form and executed as provided in the DGCL. The First Merger shall become effective on the date and at the time when the Merger I Certificate of Merger has been duly filed with the Secretary of State or, subject to the DGCL, such later time as is agreed upon by the parties and specified in the Merger I Certificate of Merger, and such time is hereinafter referred to as the “Merger I Effective Time.”

          (b) Upon the terms and subject to the provisions of this Agreement, at or as promptly as practicable following the Closing and immediately after the Merger I Effective Time, Parent, Merger Sub II and the Merger I Surviving Corporation will cause an appropriate Certificate of Merger (the “Merger II Certificate of Merger” and, together with the Merger I Certificate of Merger, the “Certificates of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in such form and executed as provided in the DGCL. The Second Merger shall become effective on the date and at the time when the Merger II Certificate of Merger has been duly filed with the Secretary of State or, subject to the DGCL, such later time as is agreed upon by the parties and specified in the Merger II Certificate of Merger, which in any event shall be as promptly as practicable after the Merger I Effective Time, and such time is hereinafter referred to as the “Merger II Effective Time.”
     Section 1.3 Closing. Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Section 7.1 and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 4:00 p.m., Houston time, on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or waiver (by the party entitled to waive the condition) of all of the conditions set forth in Article VI hereof (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1000 Louisiana, Suite 6800, Houston, Texas 77002, unless another time, date and/or place is agreed to in writing by the parties hereto.
     Section 1.4 Certificate of Incorporation; Bylaws. Pursuant to the First Merger, (a) the Certificate of Incorporation of the Company, as in effect immediately prior to the Merger I Effective Time, shall be the Certificate of Incorporation of the Merger I Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (b) the Bylaws of the Company, as in effect immediately prior to the Merger I Effective Time, shall be the Bylaws of the Merger I Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. Pursuant to the Second Merger, (a) the Certificate of Incorporation of Merger Sub II, as in effect immediately prior to the Merger II Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (b) the Bylaws of Merger Sub II, as in effect immediately prior to the Merger II Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
     Section 1.5 Directors and Officers of the Surviving Corporation and Certain Subsidiaries.
          (a) The directors of the Merger Sub I immediately prior to the Merger I Effective Time shall, from and after the Merger I Effective Time, be the directors of the Merger I Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Merger I Surviving Corporation’s Certificate of Incorporation and Bylaws. The directors of Merger Sub II immediately prior to the Merger II Effective Time shall, from and after the Merger II Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.
          (b) The officers of Merger Sub I immediately prior to the Merger I Effective Time shall, from and after the Merger I Effective Time, be the initial officers of the Merger I Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of Merger Sub II immediately prior to the Merger II Effective Time shall, from and after the Merger II Effective Time, be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
     Section 1.6 Conversion of Capital Stock.
          (a) At the Merger I Effective Time, subject to the other provisions of this Article I and Section 2.1, each share of Company Common Stock issued and outstanding immediately prior to the Merger I Effective Time (other than shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries and except for any Dissenting Shares) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.7, either (i) the Per Share Stock Consideration or (ii) the Per Share Cash Consideration (the Per Share Cash Consideration together with the Per Share Stock Consideration, the “Merger Consideration”).
For purposes of this Agreement:
     “Aggregate Consideration” shall mean the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.
     “Deemed Stock Amount” shall mean the Total Common Stock Amount; provided, however, that regardless of the actual number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time, in no event shall the Deemed Stock Amount exceed the sum of (i) 35,985,254, (ii) the aggregate number of shares of Company Common Stock, if any, issued by the Company after the Cut-off Time and prior to the date of this Agreement upon the exercise of the Company Options (outstanding as of the Cut-off Time and disclosed in Section 3.2(a) of the Company Disclosure Letter) in accordance with the terms of such Company Options and (iii) the aggregate number of shares of Company Common Stock, if any, issued by the Company after the date of this Agreement and prior to the Merger I Effective Time in accordance with Section 5.1(d).
     “Exchange Ratio” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Final Parent Depositary Share Price.
     “Final Parent Depositary Share Price” shall mean the average of the per share closing sale prices of Parent Depositary Shares on the New York Stock Exchange (the “NYSE”), as reported in The Wall Street Journal, for the Valuation Period.
     “Parent Depositary Share” means an American Depositary Share of Parent representing one-fifth (0.20) of a Parent Ordinary Share.
     “Parent Ordinary Share” means an ordinary share, nominal value €2.00 per share, of Parent.
     “Per Share Cash Consideration” shall mean cash in an amount of U.S. dollars equal to the value of the Per Share Consideration.
     “Per Share Consideration” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the Total Common Stock Amount.
     “Per Share Stock Consideration” shall mean a number of Parent Depositary Shares (which need not be a whole number) equal to the Exchange Ratio.
     “Total Cash Amount” shall mean (x) the product obtained by multiplying (1) U.S. $75.00 by (2) 49.336% of the Deemed Stock Amount, minus (y) any cash distributions made by the Company (I) after the date of this Agreement or (II) with a record date after the date of this Agreement and on or before the Merger I Effective Time, subject to adjustment pursuant to Section 1.6(d).
     “Total Common Stock Amount” shall mean the total number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time.
     “Total Stock Amount” shall mean the product obtained by multiplying (x) 2.2501 by (y) 50.664% of the Deemed Stock Amount, subject to adjustment pursuant to Section 1.6(d).
     “Total Stock Consideration” shall mean the product obtained by multiplying (x) the Total Stock Amount by (y) the Final Parent Depositary Share Price.
     “Valuation Period” shall mean the twenty consecutive trading days during which the Parent Depositary Shares are traded on the NYSE ending on the third calendar day immediately prior to the Merger I Effective Time, or if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day.
          (b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (x) a certificate (each a “Certificate”) previously representing any such shares of Company Common Stock or (y) non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.1(c) hereof, and (iii) any cash to be paid in lieu of any fractional Parent Depositary Shares in accordance with Section 2.1(e) hereof.
          (c) All Parent Depositary Shares issued as provided in this Section 1.6 shall be of the same class and shall have the same terms as the currently outstanding Parent Depositary Shares. The Parent Ordinary Shares underlying the Parent Depositary Shares that are issued in connection with the First Merger shall be of the same class and shall have the same terms as the currently outstanding Parent Ordinary Shares with all rights attached or accrued to them to any distribution occurring after the Closing Date (including without limitation, interim dividends or distributions out of retained earnings or issuance or merger premium). Parent or the Company shall, following the Closing, except as provided in Section 2.1(b), pay all stamp duties, if any, imposed in connection with the issuance or creation of the Parent Depositary Shares (and the underlying Parent Ordinary Shares) in connection with the First Merger.
          (d) If at any time during the period between the date of this Agreement and the Merger I Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, appropriate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration. Nothing in this Section 1.6(d) shall be construed to permit either party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement. Prior to the Merger I Effective Time, Parent shall not take any action, including amending the deposit agreement between Parent and Depositary that would cause each Parent Depositary Share to represent more or less than one-fifth (0.20) of a Parent Ordinary Share.
          (e) At the Merger I Effective Time, all shares of Company Common Stock that are owned directly or indirectly by Parent or the Company or any of their respective Subsidiaries shall be cancelled and shall cease to exist and no stock or depositary shares of Parent, cash or other consideration shall be delivered in exchange therefor; provided, however, that, for the avoidance of doubt, this Section 1.6(e) shall not apply to shares of Company Common Stock held by or on behalf of the ESPP, as to which Section 1.6(a) shall apply.

          (f) Each issued and outstanding share of common stock, par value U.S. $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Merger I Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value U.S. $0.01 per share, of the Merger I Surviving Corporation.
          (g) At the Merger II Effective Time, all outstanding shares of the Merger I Surviving Corporation shall be cancelled and shall cease to exist and no stock or depositary shares of Parent, cash or other consideration shall be issued or delivered in exchange therefore.
          (h) The calculations required by Section 1.6(a) shall be prepared by Parent promptly after the Closing.
     Section 1.7 Election Procedures.
          (a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent) in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”) and pursuant to which each holder of record of shares of Company Common Stock as of the close of business on the Election Form Record Date may make an election pursuant to this Section 1.7 shall be mailed together with the Proxy Statement or at such other time as the Company and Parent may agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the record date for notice of the Company Special Meeting (the “Election Form Record Date”).
          (b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Company Common Stock (“No Election Shares”). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the 33rd day following the Mailing Date (or such other time and date as the Company and Parent shall agree) (the “Election Deadline”) (other than any shares of Company Common Stock that constitute Dissenting Shares as of such time) shall also be deemed to be “No Election Shares.”
          (c) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the

Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
          (d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. With respect to shares of Company Common Stock represented by a Certificate, an Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all certificated shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the Certificates, if any, representing Company Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable shares of Company Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub I, Merger Sub II or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
          (e) Within five Business Days after the Election Deadline, unless the Merger I Effective Time has not yet occurred, in which case as soon after the Merger I Effective Time as practicable (and in no event more than five Business Days after the Merger I Effective Time), Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Depositary Shares or cash pursuant to the First Merger in accordance with the Election Forms as follows:
               (i) Cash Election Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion of the Cash Election Shares pursuant to the First Merger is greater than the Total Cash Amount, then:
                    (1) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,
                    (2) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid pursuant to the First Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and
                    (3) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.
               (ii) Cash Election Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion of the Cash Election Shares pursuant to the First Merger is less than the Total Cash Amount, then:
                    (1) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,
                    (2) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, in each case by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid pursuant to the First Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and
                    (3) the Stock Election Shares and the No Election shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.
               (iii) Cash Election Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion of the Cash Election Shares pursuant to the First Merger is equal to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.
     Notwithstanding anything in this Agreement to the contrary, for purposes of determining the allocations set forth in this Section 1.7(e), Parent shall have the right, but not the obligation, to require that any shares of Company Common Stock that constitute Dissenting Shares as of the Election Deadline be treated as Cash Election Shares, although no such shares shall be subject to any of the pro rata selection processes contemplated by this Section 1.7(e).
          (f) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.

     Section 1.8 Stock Options.
          (a) Immediately prior to the Merger I Effective Time, each option granted by the Company to purchase shares of Company Common Stock (each a “Company Option”) pursuant to any stock option plan, program or arrangement of the Company, including, without limitation, the Company’s 1992 Employee Non-Qualified Stock Option Plan, 1992 Non-Employee Director Stock Option Plan, 2001 Key Employee Nonqualified Stock Option Plan, and the Share Incentive Plan (collectively the “Company Option Plans”), which is outstanding and unexercised immediately prior to the Merger I Effective Time, whether or not vested, shall be cancelled and converted into the right to receive, for each share of Company Common Stock subject to such option immediately prior to such cancellation and conversion, an amount in cash equal to the excess, if any, of the Per Share Cash Consideration over the exercise price per share under such option immediately prior to such cancellation and conversion (less any applicable withholding Taxes). On the date of or promptly following the Merger I Effective Time, Parent shall wire transfer to the Company such aggregate amount as is required to be paid pursuant to this Section 1.8 and shall cause the Company to pay on the Closing Date to the holders of the Company Options by wire transfer of immediately available funds the amounts such holders are entitled to receive hereunder.
          (b) All Company Option Plans shall terminate as of the Merger I Effective Time and the provisions in any Company Option Plan and the Company’s 2001 Key Employee Restricted Stock Plan (with the Company Option Plans, the “Company Stock Plans” ) or any other plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be terminated as of the Merger I Effective Time, and the Company shall use its reasonable best efforts to ensure that following the Merger I Effective Time no holder of a Company Option or any participant in any Company Stock Plan or any other plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation or any interest in respect of any capital stock of the Company or the Surviving Corporation.
          (c) Prior to the Merger I Effective Time, the Board of Directors of the Company (or the appropriate committee thereof) shall take all actions and make all determinations necessary, in each case under the terms of the Company Option Plans, to effect the provisions of this Section 1.8.
     Section 1.9 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, in the event appraisal rights are available under the DGCL, with respect to each share of Company Common Stock as to which the holder thereof has properly demanded appraisal of such shares pursuant to, and who has otherwise complied with the provisions of Section 262 of the DGCL as to appraisal rights (each, a “Dissenting Share”), if any, such Dissenting Shares shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 1.6(a) but instead at the Merger I Effective Time shall become the right to receive payment, solely from the Surviving Corporation, of the fair value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws his demand for appraisal of such Dissenting Shares, (ii) if any holder of Dissenting Shares fails to establish his entitlement to appraisal rights as provided in the DGCL or (iii) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such Dissenting Shares and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares and if such forfeiture shall occur following the Election Deadline, each such Dissenting Share shall thereafter be deemed to have been converted into and to have become, as of the Merger I Effective Time, the right to receive, without interest thereon, the Merger Consideration into which No Election Shares shall have been converted pursuant to Section 1.7(e), subject to the last sentence of Section 1.7(e). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of Parent.
ARTICLE II
EXCHANGE OF CERTIFICATES
     Section 2.1 Exchange of Certificates.
          (a) Exchange Agent. Prior to the Merger I Effective Time, Parent shall deposit, or shall cause to be deposited, (i) with The Bank of New York, as depositary for the Parent Depositary Shares, or any successor depositary thereto (the “Depositary”), a number of Parent Ordinary Shares equal to one-fifth of the aggregate number of Parent Depositary Shares to be issued as Merger Consideration, and (ii) with the Company’s transfer agent or a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, sufficient cash and the receipts representing such aggregate number of Parent Depositary Shares to make pursuant to this Article II all deliveries of cash and Parent Depositary Shares as required by Article I. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.1(c) and to make payments in lieu of fractional shares pursuant to Section 2.1(e). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.1(c) and 2.1(e) hereof, the Exchange Fund shall not be used for any other purpose. Any cash and receipts representing Parent Depositary Shares deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 2.1(e) and any dividends or other distributions in accordance with Section 2.1(c)) shall hereinafter be referred to as the “Exchange Fund.” The cash portion of the Exchange Fund shall be invested in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under Section 1.6, Parent shall take all steps necessary promptly to, or to enable or cause the Surviving Corporation promptly to, deposit (i) with the Depositary an additional number of Parent Ordinary Shares equal to one-fifth of the aggregate number of additional Parent Depositary Shares necessary and (ii) with the Exchange Agent in trust additional cash and additional receipts representing Parent Depositary Shares, in each case sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Surviving Corporation shall pay all charges and expenses, including those of the Depositary and the Exchange Agent, in connection with the exchange of shares for the Merger Consideration. Subject to Section 2.1(f), any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.
          (b) Exchange Procedures. As soon as practicable, after the Merger I Effective Time, Parent shall instruct and cause the Exchange Agent to mail to each record holder, as of the Merger I Effective Time, of (i) an outstanding Certificate that immediately prior to the Merger I Effective Time represented shares of Company Common Stock or (ii) Book-Entry Shares (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall be in customary form and agreed to by Parent and the Company prior to the Merger I Effective Time) and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates or Book-Entry Shares. Upon surrender of a Certificate or Book-Entry Shares for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) one or more Parent Depositary Shares (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of Parent Depositary Shares that such holder has the right to receive pursuant to Section 1.6 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 1.6 and this Article II, including cash payable in lieu of any fractional Parent Depositary Shares pursuant to Section 2.1(e) and dividends and other distributions pursuant to Section 2.1(c). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates or Book-Entry Shares. In the event of a transfer of ownership of shares of Company

Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.1, each Certificate or Book-Entry Share shall be deemed at any time after the Merger I Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share, cash in lieu of any fractional Parent Depositary Shares to which such holder is entitled pursuant to Section 2.1(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.1(c).
          (c) Distributions with Respect to Unexchanged Parent Depositary Shares. No dividends or other distributions declared or made with respect to Parent Depositary Shares (or the underlying Parent Ordinary Shares) with a record date after the Merger I Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Depositary Shares that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Share and no cash payment in lieu of fractional Parent Depositary Shares shall be paid to any such holder until such holder shall surrender such Certificate or Book-Entry Share in accordance with this Section 2.1. Subject to applicable law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to such holder of Parent Depositary Shares issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash due pursuant to Section 1.6 and cash payable in lieu of fractional Parent Depositary Shares to which such holder is entitled pursuant to Section 2.1(e) and the amount of dividends or other distributions with a record date after the Merger I Effective Time theretofore paid with respect to the Parent Ordinary Shares and payable with respect to such Parent Depositary Shares, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger I Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Depositary Shares. For purposes of dividends or other distributions in respect of Parent Depositary Shares, all Parent Depositary Shares to be issued pursuant to the First Merger (excluding Parent Depositary Shares issuable upon exercise of options which are issued pursuant to Section 1.8 unless such options are actually exercised prior to the Merger I Effective Time, or upon conversion of the Company Convertible Debt) shall be entitled to dividends pursuant to the immediately preceding sentence as if such Parent Depositary Shares were issued and outstanding as of the Merger I Effective Time.
          (d) Further Rights in Company Common Stock. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.1(c) or

Section 2.1(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.
          (e) Fractional Shares. No certificates or scrip or Parent Depositary Shares representing fractional Parent Depositary Shares or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any Parent Depositary Shares.
     Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a Parent Depositary Share (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the average of the closing sale prices of Parent Depositary Shares on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Merger I Effective Time shall occur and (ii) the fraction of a Parent Depositary Share which such holder would otherwise be entitled to receive pursuant to Section 1.6 hereof. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall, or shall cause the Surviving Corporation to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent Depositary Shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional Parent Depositary Shares.
          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for nine months after the Merger I Effective Time occurs shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of Company Common Stock (other than Dissenting Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional Parent Depositary Shares to which they are entitled pursuant to Section 2.1(e) and any dividends or other distributions with respect to Parent Depositary Shares to which they are entitled pursuant to Section 2.1(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of shares of Company Common Stock three years after the Merger I Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any Liens (as defined in Section 8.5(e)), claims or interest of any Person previously entitled thereto.

          (g) No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Depositary Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.
          (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional Parent Depositary Shares to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), in each case, without any interest thereon.
          (i) Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent, the Surviving Corporation or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent, as the case may be.
          (j) Affiliate Shares. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any “affiliate” of the Company (as determined pursuant to Section 5.20) shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 5.20 hereof.
     Section 2.2 Stock Transfer Books. At the close of business on the date on which the Merger I Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the close of business on the date on which the Merger I Effective Time occurs, any Certificates or Book-Entry Shares presented to the Exchange Agent, Parent or the Surviving Corporation for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates, any cash in lieu of fractional Parent Depositary Shares to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), without any interest thereon.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth in (i) the disclosure letter delivered by the Company to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent) or (ii) the Company SEC Documents filed with the SEC between July 31, 2005 and the date of this Agreement, but excluding any risk factor disclosure contained in any such Company SEC Report under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading and excluding information set forth in any exhibit thereto (the “Specified Company SEC Disclosure”), to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Disclosure is responsive to the matters set forth in this Article III, the Company represents and warrants to Parent as follows:
          Section 3.1 Organization.
          (a) Each of the Company and each of its Significant Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.
          (b) Each of the Company and each of its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification or licensing is required, except where the failure to be so qualified or licensed individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (c) The Company has previously made available to Parent a complete and correct copy of each of its certificate of incorporation and bylaws, in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of its Significant Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither the Company nor any of its Significant Subsidiaries is in violation of its certificate of incorporation, bylaws or similar governing documents.
          (d) Section 3.1(d) of the Company Disclosure Letter sets forth a true and correct list of all of the Significant Subsidiaries of the Company and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Significant Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Significant Subsidiaries in any material respect.
          Section 3.2 Capitalization.
          (a) The authorized capital stock of the Company consists of 78,500,000 shares of common stock of the Company, par value $.01 per share (the “Company Common Stock”), of which two shares are designated special voting shares, and 1,000,000 shares of preferred stock, par value $.01 per share (the “Company Preferred Stock”), of which 400,000 shares are designated Preferred Stock – Junior Participating Series A (the “Company Series A Preferred Stock”). As of the close of business on July 31, 2006 (the “Cut-off Time”), (i) 35,985,254 shares of Company Common Stock were issued and outstanding, (ii) 1,349,592 shares of Company Common Stock are held in the treasury of the Company, (iii) there are no special voting shares issued and outstanding or held in treasury, (iv) there are no shares of Company Preferred Stock issued and outstanding or held in treasury, (v) 6,450,263 shares of Company Common Stock are reserved for issuance upon the conversion of the Company’s outstanding Convertible Senior Notes due 2024 (the “Company Convertible Debt”), (vi) 1,178,473 shares of Company Common Stock are reserved for issuance upon the exercise of outstanding Company Options, (vii) 2,000 shares of Company Common Stock are reserved for issuance upon conversion of Deferred Share Units (“Deferred Share Units”), (viii) that number of shares of Company Common Stock (“LTIP Shares”) determined by dividing (A) $4,584,030 by (B) the closing price for one share of Company Common Stock on the NYSE at the close of trading on the first trading day after the Company’s earnings release for its fiscal year ended July 31, 2006, are reserved for issuance under the Company’s long-term equity-based incentive plans (the “LTIP Plans”), and (ix) that number of shares of Company Common Stock (“ESPP Shares”) that are reserved for issuance under the Company Employee Stock Purchase Plan (“ESPP” and the options granted under the ESPP, the “ESPP Options”) determined by dividing (A) the total amount invested by participants in the ESPP during the fiscal quarter ending October 31, 2006, by (B) 85% of the lower of the closing price on the last reported trade on the NYSE on August 1, 2006 and October 31, 2006 (or, if the Closing shall occur prior to such date, the last Business Day prior to the Closing Date). On May 16, 2006, each outstanding Veritas Energy Services exchangeable share (collectively, the “VES Shares”) and each outstanding Veritas Energy Services Class A exchangeable share, Series 1 (collectively, the “VES Class A Shares”) was exchanged for one share of Company Common Stock, and there are no outstanding VES Shares or VES Class A Shares. Neither the Company nor any of its Subsidiaries has any remaining liability or obligation with respect to any VES Shares or VES Class A Shares, other than the administrative obligation to issue shares of Company Common Stock (which shares of Company Common Stock are reflected as issued and outstanding as of the date of this Agreement) upon the exchange of those VES Shares and VES Class A Shares that have yet to be tendered for exchange. From the Cut-off Time to the date of this Agreement, no additional shares of Company Common Stock have been issued (other than pursuant to Company Options, Deferred Share Units and ESPP Options which were outstanding as of the Cut-off Time and are disclosed in Section 3.2(a) of the Company Disclosure Letter or the conversion of any Company Convertible Debt outstanding as of the Cut-off Time), no additional Company

Options, Deferred Share Units, LTIP Shares or ESPP Options have been issued or granted, and there has been no increase in the number of shares of Company Common Stock issuable upon exercise of the Company Options, Deferred Share Units, LTIP Shares or ESPP Options from those issuable under such Company Options, Deferred Share Units, LTIP Shares or ESPP Options, respectively, as of the Cut-off Time. Neither the Company nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock other than 1,349,592 shares of Company Common Stock held in treasury as of the date of this Agreement. No bonds, debentures, notes or other indebtedness having the right to vote (or, except for the Company Convertible Debt, convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Company Options or ESPP Options, the conversion of Deferred Share Units, the issuance of LTIP Shares or the conversion of Company Convertible Debt will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for (i) the Company Options, Deferred Share Units, ESPP Options, LTIP Shares, Company Convertible Debt and the Series A Junior Participating Preferred Stock purchase rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated as of May 15, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as amended (the “Company Rights Agreement”), and (ii) the VES Shares and VES Class A Shares that have not yet been tendered for exchange, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. Section 3.2(a) of the Company Disclosure Letter sets forth the following information with respect to each Company Stock Options outstanding as of the Cut-off Time: (i) the name of the holder and (ii) the number of shares of Company Common Stock issuable upon exercise thereof. Immediately after the consummation of the First Merger, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.
          (b) (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any

Liens, other than statutory Liens for Taxes not yet due and payable and such restrictions as may exist under applicable Law, and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for the securities of the Subsidiaries of the Company, or is obligated to make any capital contribution to or other investment in any other Person.
          (c) No indebtedness of the Company or any of its Subsidiaries contains any restriction (other than customary notice provisions) upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.
          Section 3.3 Authorization; Validity of Agreement.
          (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, (i) with respect to the consummation of the First Merger, to adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the certificate of incorporation and bylaws of the Company and (ii) with respect to the consummation of the Second Merger, to approval of this Agreement and the Second Merger by the board of directors of Merger I Surviving Corporation and the adoption of this Agreement by Parent as the sole stockholder of Merger I Surviving Corporation in accordance with the DGCL and the certificate of incorporation and bylaws of Merger I Surviving Corporation. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company (the “Company Board”). The Company Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for adoption at a meeting of such stockholders and, except for the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).
          (b) The restrictions contained in Section 203 of the DGCL do not apply to the First Merger. To the knowledge of the Company, no “moratorium,” “control share,” “fair price” or other antitakeover laws are applicable to the First Merger or any of the other transactions contemplated by this Agreement.
          Section 3.4 No Violations; Consents and Approvals.
          (a) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of either of the Mergers or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or the bylaws of the Company, or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Significant Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 3.4(b) are duly and timely obtained or made and the adoption of this Agreement by the stockholders of the Company has been obtained, conflict with or violate any federal, state, provincial, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation (collectively, “Laws”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; except in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, provincial, local or foreign court, arbitral, legislative, administrative, executive or regulatory authority or agency (a “Governmental Entity”) or any other Person is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of either of the Mergers or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or “blue sky” or takeover Laws, (iv) compliance with any applicable requirements under Canadian provincial securities Laws, (v) the adoption of this Agreement by the Company Required Vote, (vi) such filings, authorizations or approvals, or expiration or termination of applicable waiting periods, as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) or (B) any other Competition Laws, rules or regulations, (vii) the filing of the Certificates of Merger with the Secretary of State, (viii) compliance with any applicable requirements of Council Regulation (EC) No. 139/2004 of the Council of the European Union (the “EC Merger Regulation”), (ix) compliance with French securities regulatory requirements, including the Autorité des Marchés Financiers (the “AMF”) (x) compliance with any applicable requirements of the Exon-Florio Amendment to the Defense Protection Act of 1998 (the “Exon-Florio Act”), (xi) compliance with any applicable requirements under stock exchange rules and (xii) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.
          Section 3.5 SEC Reports and Financial Statements.
          (a) Except for its annual report on Form 10-K for the year ended July 31, 2004, its quarterly reports on Form 10-Q for the periods ending October 31, 2004, January 31, 2005 and April 30, 2005 (the “Delayed Forms”), each of which reports has now been filed, the Company has timely filed with (i) the Securities and Exchange Commission (the “SEC”) and (ii) any Canadian regulatory authority all forms and documents required to be filed by it since January 1, 2003 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other Canadian Law, including (A) its Annual Reports on Form 10-K for the years ended July 31, 2003 and July 31, 2005, respectively, (B) its Quarterly Reports on Form 10-Q for the periods ended October 31, 2005, January 31, 2006 and April 30, 2006, (C) all proxy statements relating to meetings of stockholders of the Company since January 1, 2003 (in the form mailed to stockholders), and (D) all other forms, reports and registration statements required to be filed by the Company with the SEC and any Canadian regulatory authority since January 1, 2003. The documents described in clauses (A)-(D) above and the Delayed Forms, in each case as amended (whether filed on or prior to the date of this Agreement), are referred to in this Agreement collectively as the “Company SEC Documents.” As of their respective dates or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other applicable Laws, as the case may be, and the applicable rules and regulations of the SEC and other foreign regulatory authorities thereunder.
          (b) The July 31, 2005 consolidated balance sheet of the Company (the “Company Balance Sheet”) and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows (including, in each case, the related notes, where applicable), as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2005 filed with the SEC under the

Exchange Act, and the unaudited consolidated balance sheet of the Company and its Subsidiaries (including the related notes, where applicable) as of April 30, 2006 and the related (i) unaudited consolidated statements of operations and comprehensive income for the three and nine-month periods then ended and (ii) unaudited consolidated statement of cash flows for the nine-month period then ended (in each case including the related notes, where applicable), as reported in the Company’s Quarterly Report on Form 10-Q for the period ended April 30, 2006 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with United States generally accepted accounting principles (“US GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with US GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. PricewaterhouseCoopers LLP is an independent public accounting firm with respect to the Company and has not resigned or been dismissed as independent public accountants of the Company.
          (c) Since February 1, 2005, (A) except with respect to the ESPP Options, the exercise price of each Company Option has been no less than the Fair Market Value (as defined under the terms of the respective LTIP Plan under which such Company Option was granted) of a share of Company Common Stock as determined on the date of grant of such Company Option, and (B) all grants of Company Options were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in material compliance with applicable Law and recorded in the Company’s financial statements referred to in Section 3.5(b) in accordance with US GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant, except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.
          Section 3.6 Absence of Certain Changes.
          (a) Since July 31, 2005, (i) the Company and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (b) Since April 30, 2006 to the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) except as required pursuant to the terms of the Company Plans as in effect on April 30, 2006 or as required to comply with applicable Law, (A) increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of April 30, 2006 other than in the ordinary course of business consistent with past practices, (B) granted any severance or termination pay or entered into any contract to make or grant any severance or termination pay (other than in the ordinary course of business substantially consistent with past practices or pursuant to pre-existing plans or arrangements), (C) entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons whether pursuant to an employee benefit plan or otherwise (except for loans pursuant to the terms of the Company’s or its affiliates’ retirement plans and routine travel advances), or (D) adopted or amended any new or existing Company Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of the Company’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock, except for issuances of Company Common Stock (1) upon the exercise of Company Options or ESPP Options in accordance with their terms at the time of exercise, (2) in connection with the conversion of VES Shares in accordance with their terms at the time of exercise and in connection with the mandatory exchange of VES Shares on or about May 16, 2006, (3) in connection with recruitment activities in the ordinary course of business consistent with past practice, (4) upon the conversion of any of the Company Convertible Debt in accordance with its terms at the time of conversion, or (5) pursuant to the terms of the LTIP Plan, (iv) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of the Company or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by US GAAP or by applicable Law, (v) except for the election made to re-patriate U.S. $55 million to the U.S. pursuant to §965(b)(4) of the Code, made any material Tax election or settled or compromised any material income Tax liability, (vi) made any material change in the policies and procedures of the Company or its Subsidiaries in connection with trading activities, (vii) sold, leased, exchanged, transferred or otherwise disposed of any material Company Asset other than in the ordinary course of business consistent with past practices, (viii) revalued, or has knowledge of any reason that would have required or would require revaluing, any of the Company Assets in any material respect, including writing down the value of any of the Company Assets or writing off notes or accounts receivable, in each case in any material respect and other than in the ordinary course of business consistent with past practices, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

          Section 3.7 Absence of Undisclosed Liabilities.
Since July 31, 2005, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (ii) liabilities in respect of Litigation (which are the subject of Section 3.10), and (iii) liabilities under Environmental Laws (which are the subject of Section 3.14). Neither the Company nor any of its Subsidiaries is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          Section 3.8 Disclosure Documents.
          (a) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC in connection with the First Merger (the “Proxy Statement”) or any amendment or supplement thereto will, at the date on which the Proxy Statement or any such amendment or supplement thereto is first mailed to the stockholders of the Company or at the time such stockholders vote on the adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement in the form mailed to the stockholders of the Company will comply as to form in all material respects with the requirements of the Exchange Act.
          (b) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Parent Necessary Corporate Documents or in the Form F-4 or any amendment or supplement thereto will, at the date on which the Parent Necessary Corporate Documents or any such supplement or amendment thereto is delivered or put at the disposal of the shareholders of Parent or at the time such shareholders vote on the matters constituting the Parent Shareholder Approval or at the time the Form F-4 or any such amendment or supplement becomes effective under the Securities Act, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
          (c) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in any document provided to a lender or potential lender in connection with the Financing (or any amendment or supplement to such a document), will, at the date on which the Financing is consummated, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          Section 3.9 Employee Benefit Plans; ERISA.
          (a) Section 3.9 of the Company Disclosure Letter contains a complete and correct list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or other insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated that, together with the Company or any of its Subsidiaries, would be deemed a “single employer” within the meaning of section 4001(b) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA” and each such entity, an “ERISA Affiliate”), or to which the Company, any of its Subsidiaries or any ERISA Affiliate of the Company is party at any time since September 1, 2000, whether written or oral, for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any ERISA Affiliate of the Company and regardless of where in the world the plan is established (the “Company Plans”).
          (b) With respect to each Company Plan, the Company has heretofore delivered to Parent complete and correct copies of each of the following documents (including all amendments to such documents), as applicable:
          (i) the Company Plan or a written description of any Company Plan not in writing;
          (ii) the most recent annual report and accounts or Internal Revenue Service Form 5500 Series with respect to each Company Plan for the last three Company Plan years ending prior to the date of this Agreement for which such a report was filed, including all related reports required therewith;
          (iii) the most recent Summary Plan Description of the Company (the “Company Summary Plan Description”), together with all Summaries of Material Modification issued with respect to such Company Summary Plan Description with respect thereto, and where there is no Summary Plan Description, all written communications with members of the Company Plan which are of current effect and which summarize the benefits provided in such Company Plan (other than day-to-day communications with individual Plan members);
          (iv) if the Company Plan or any obligations thereunder are funded through a trust or any other funding vehicle, the trust or other funding agreement and the latest financial statements thereof (including the accounts for the Company Plan), any actuarial valuation or other actuarial report in relation to the Company Plan prepared or received within the last six Company Plan years ending prior to the date of this Agreement (and whether prepared for the Company or for the trustees or managers of the relevant Company Plan), and details of any agreement (whether made in writing or otherwise and whether or not legally binding) for the funding of such a plan;

          (v) all contracts relating to the Company Plan with respect to which the Company or any ERISA Affiliate may have any material liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;
          (vi) the most recent determination letter received from the Internal Revenue Service with respect to each Company Plan intended to qualify under section 401(a) of the Code and in relation to any Company Plan established in the United Kingdom, evidence of its status as a registered scheme together with confirmation as to whether or not it is contracted out of the Second State pension; and
          (vii) all reports, statements, annual information returns, investment information summaries or other returns, filings and material communications between the Company or any ERISA Affiliate of the Company or, if in the Company’s possession, the trustees of any Company Plan with any governmental agency with respect to such Company Plan since September 1, 2003.
          (c) No Company Plan in effect as of the date hereof is subject to Title IV or section 302 of ERISA. No liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate of the Company that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of the Company of incurring any such liability. Insofar as the representation made in this Section 3.9(c) applies to sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company or any ERISA Affiliate of the Company made, or was required to make, contributions during the six-year period ending on the Closing Date.
          (d) None of the Company, any ERISA Affiliate of the Company, any of the Company Plans, or any trust created thereunder, nor, to the knowledge of the Company, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company, any of its Subsidiaries or any ERISA Affiliate would be reasonably likely to be subject to a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed on the Company or the Company Plan pursuant to Section 4975(a) or (b) or 4976 of the Code or any legislation applicable to the Company Plan in the jurisdiction where the Company Plan and/ or its members are resident.
          (e) All contributions and/or premiums required to be made or paid with respect to any Company Plan on or prior to the Closing Date have been timely made or paid or are reflected on the Company Balance Sheet. Since January 1, 2006, there has been no amendment to, written interpretation of or announcement (whether or not written) by Company or any ERISA Affiliate of the Company or the trustees of any Company Plan relating to, or change in employee participation or coverage under, any Company Plan that would increase materially the expense of maintaining such Company Plan above the level or expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

          (f) Each of the Company Plans has been operated and administered in all material respects in accordance with its terms, all employee plan summaries and booklets and applicable Laws, including ERISA and the Code and any applicable requirements prohibiting discrimination on grounds of age, sex or otherwise.
          (g) Each of the Company Plans that is in effect on the date hereof that is intended to be “qualified” within the meaning of Section 401(a) of the Code (A) satisfies in form the requirements of such section except to the extent amendments are not required by law to be made until a date after the Closing Date, (B) has received a favorable determination letter from the Internal Revenue Service regarding such qualified status as to all requirements preceding the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2002, and (C) has not, since receipt of the most recent favorable determination letter, been amended or operated in a way that would adversely affect its qualified status. As to any Company Plan intended to be qualified under section 401 of the Code, there has been no termination or partial termination of the Plan within the meaning of Section 411(d)(3) of the Code. Each trust funding a Company Plan, which trust is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, satisfies the requirements of such section and has received a favorable determination letter from the Internal Revenue Service regarding such exempt status and has not, since receipt of the most recent favorable determination letter, been amended or operated in a way which would adversely affect such exempt status.
          (h) Assuming for this purpose that each individual who is a party to an Employment Agreement (as defined below) with the Company or one of its Subsidiaries and whose employment is based in the United States were to become entitled to the total payments and benefits (including without limitation severance payments and benefits and vesting of equity) to which such individual would be entitled in connection with a change in control of the Company, the amount of such payments and benefits which would be nondeductible by reason of Section 280G of the Code will not exceed an aggregate of $30.0 million. For purposes of this Section 3.9(h), “Employment Agreement” shall mean a written agreement specifying terms and conditions of employment and related compensation and, for the avoidance of doubt, shall not include any written agreement that provides only nondisclosure provisions, commission arrangements or bonus arrangements or any award agreement granted pursuant to any Company Stock Plan (as defined in Section 1.8(a)).
          (i) Except with respect to lifetime health and dental benefits, which the Company has by contract agreed to provide to David B. Robson and his wife, no Company Plan provides death, medical, hospitalization or similar benefits (whether or not insured), with respect to current or former employees of the Company, its Subsidiaries or any ERISA Affiliate of the Company after retirement or other termination of service, other than (i) coverage mandated by applicable Laws, (ii) death benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA or (iii) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof).

          (j) Except with respect to (i) those employment agreements disclosed in Section 3.9 of the Company Disclosure Letter, (ii) accelerated vesting of Company Options and accelerated lapse of restrictions on restricted Company Common Stock pursuant to grants of Company Options and previously issued grants of restricted Company Common Stock, (iii) accelerated conversion of Deferred Share Units, (iv) accelerated vesting of incentive awards under the Company Plans, and (v) lump-sum payments required under the Company’s Deferred Compensation Plan and related trust, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer or director of the Company, any of its Subsidiaries or any ERISA Affiliate of the Company to severance pay, unemployment compensation or any other similar termination payment, or (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer or director.
          (k) Except with respect to any actions or omissions that would not reasonably be expected to have a Material Adverse Effect on the Company, (1) there has been no material failure of a Company Plan that is a group health plan (as defined in section 5000(b)(1) of the Code) to meet the requirements of section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in section 4980B(g) of the Code), (2) neither the Company nor any Subsidiary has contributed to a nonconforming group health plan (as defined in section 5000(c) of the Code), (3) no ERISA Affiliate of the Company or any Subsidiary has incurred a tax under section 5000(a) of the Code which is or could become a liability of the Company or a Subsidiary, and (4) there has been no material failure on the part of the Company or any ERISA Affiliate of the Company to comply with the Health Insurance Portability Accountability Act of 1996, as amended.
          (l) There are no pending or, to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Company Plan, by any employee or beneficiary under any such Company Plan or otherwise involving any such Company Plan (other than routine claims for benefits).
          (m) All material obligations of the Company and any of its Subsidiaries required to be performed in connection with the Company Plans and funding media established therefor have been performed.
          (n) None of the Company Plans require or permit a retroactive increase in premiums or payments, or require additional payments or premiums on the termination of any Company Plan or insurance contract in respect thereof.
          (o) Neither the Company nor any of its Subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability in Canada under a “registered pension plan”, “retirement compensation arrangement” or a “deferred profit sharing plan”, each as defined under the Income Tax Act (Canada), a “pension plan” as defined under any Canadian applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Canadian employees, officers or directors, other than a Group RRSP as described in Section 3.9 of the Company Disclosure Schedule.

          (p) The representations and warranties of the Company in this Section 3.9 shall specifically, but not by way of limitation, apply to Foreign Plans that are Company Plans, as applicable.
          (q) The contribution and benefit liabilities of the Company and its Subsidiaries respecting each Company Plan that is a Foreign Plan are fully funded based upon applicable accounting valuation and actuarial methodology contained in the most recent accounting, valuation or actuarial report respecting the Foreign Plan.
          Section 3.10 Litigation; Compliance with Law.
          (a) Except for such Litigation that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (A) there is no Litigation pending or, to the knowledge of the Company, threatened in writing against, relating to or naming as a party thereto the Company or any of its Subsidiaries, any of their respective properties or assets or any of the Company’s officers or directors (in their capacities as such), (B) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon the Company, any of its Subsidiaries or any of the Company’s officers or directors (in their capacities as such), and (C) there is no Litigation that the Company or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve material rights of the Company or any of its Subsidiaries.
          (b) Except as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has complied, and is in compliance, with all Laws and Company Permits which affect the respective businesses of the Company or any of its Subsidiaries, the Real Property and/or the Company Assets, including the Company Vessels, and the Company and its Subsidiaries have not been and are not in violation of any such Law or Company Permit; nor has any notice, charge, claim or action been received by the Company or any of its Subsidiaries or been filed, commenced, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (c) Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign laws, neither the Company nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign laws or (iii) taken any action that would be reasonably likely to subject the Company or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.
          (d) The Company and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Real Property, the Company Assets, including the Company Vessels, and the conduct of their respective businesses as currently conducted (“Company Permits”), except where the failure to hold such Company Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the Mergers or any other transactions contemplated hereby do not and will not violate any Company Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (e) This Section 3.10 does not relate to matters with respect to (i) Company Plans, ERISA and other employee benefit matters (which are the subject of Section 3.9), (ii) Tax Laws and other Tax matters (which are the subject of Section 3.13), (iii) Environmental Laws and other environmental matters (which are the subject of Section 3.14), and (iv) labor matters (which are the subject of Section 3.17).
          Section 3.11 Intellectual Property.
          (a) For purposes of this Agreement, the term “Intellectual Property” means any and all (i) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of source of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; and (iii) copyrights in and to published and unpublished works of authorship, whether copyrightable or not (including software), and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and in each of cases (i) to (iii) inclusive, whether registered, unregistered or capable of registration.
          (b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter or as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on the Company:
               (i) the Company, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use, all Intellectual Property used in the present conduct of the businesses of the Company and its Subsidiaries, (“Company IP Rights”) free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;
               (ii) to the Company’s knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict the Company’s or any of its Subsidiary’s ownership rights in and to any Intellectual Property owned by them;
               (iii) the conduct of the business of the Company and its Subsidiaries as presently conducted does not, to the knowledge of the Company, infringe or misappropriate any third Person’s Intellectual Property; or
               (iv) to the knowledge of the Company, no third Person is infringing or misappropriating any Intellectual Property, owned by the Company or its Subsidiaries, and to the knowledge of the Company there is no litigation pending or threatened in writing by or against the Company or any of its Subsidiaries, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of the Company IP Rights infringe or misappropriate any third party’s Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Company IP Right.
          (c) All Intellectual Property owned by the Company or its Subsidiaries that is the subject of an application for registration or a registration (“Registered Company IP”) is to the knowledge of the Company, in force, and all application, renewal and maintenance fees in relation to all Registered Company IP have been paid to date, except for any Registered Company IP that the Company has abandoned, not renewed or allowed to expire.
          (d) Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company’s knowledge (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Company IP Rights, and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Company IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Company IP Rights or exercise remedies thereunder.
          Section 3.12 Material Contracts.
          (a) Except for such agreements or arrangements that are included as an exhibit to the Company SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is an employment agreement between the Company, on the one hand, and its officers and key employees, on the other hand, (ii) which, upon the consummation of the Mergers or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent, Merger Sub I, Merger Sub II, the Company or the Surviving Corporation or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (iii) which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which expressly limits the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Corporation (or any of its Affiliates) after the Merger I Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Company and its Subsidiaries, taken as a whole, or, following the Merger I Effective Time, to the Surviving Corporation and its Affiliates, taken as a whole, (v) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (vi) the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (vii) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Mergers. Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a), whether or not included as an exhibit to the Company SEC Documents, is referred to herein as a “Company Material Contract,” and for purposes of Section 5.1(r) and the bringdown of Section 3.12(b) pursuant to Section 6.3(a), “Company Material Contract” shall include any such contract arrangement, commitment or understanding that is entered into after the date of this Agreement. The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract that is not included as an exhibit to the Company SEC Documents. For the avoidance of doubt, each of the Company Charters constitutes a Company Material Contract.

          (b) Each Company Material Contract is valid and binding and in full force and effect and the Company and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Company Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company’s knowledge (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Company Material Contract and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Company Material Contract or exercise remedies thereunder. Each Company Material Contract is enforceable by the Company or a Subsidiary of the Company in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          Section 3.13 Taxes.
          (a) (i) All material Returns required to be filed by or with respect to the Company and its Subsidiaries have been filed in accordance with all applicable Laws and all such returns are true, correct and complete in all material respects, (ii) the Company and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been withheld and either duly and timely paid to the proper governmental authority or properly set aside in accounts for such purpose in accordance with applicable Laws and all material sales or transfer Taxes required to be collected by the Company or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected in the Company Balance Sheet are adequate under US GAAP to cover Tax liabilities accruing through the date thereof, (v) no deficiencies for any material Taxes have been asserted or assessed, or, to the knowledge of the Company, proposed, against the Company or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, and (vi) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of the Company, threatened or scheduled to commence, against or with respect to the Company or any of its Subsidiaries in respect of any material Tax.
          (b) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.
          (c) The Company is not a “United States real property holding corporation” as defined in Section 897 of the Code.
          (d) There are no Tax sharing, allocation, indemnification or similar agreements in effect as between the Company or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which the Company or any of its Subsidiaries could be liable for any Taxes of any party other than the Company or any Subsidiary of the Company.
          (e) Neither the Company nor any of its Subsidiaries have, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.
          (f) There are no Liens for material Taxes on any asset of the Company or its Subsidiaries, except for Permitted Liens.
          (g) Each of the Company and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
          (h) Neither the Company nor its Subsidiaries is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes.
          (i) Neither the Company nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.
          (j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign tax law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign tax law) executed on or prior to the Closing Date.

          (k) Since January 1, 2000, neither the Company nor any of its Subsidiaries has undergone an “ownership change” as defined pursuant to Section 382(g) of the Code.
          (l) None of the Company or any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
          (m) The Company has made available to Parent correct and complete copies of (i) all U.S. federal Tax Returns and material Canadian federal Tax Returns of the Company and its Subsidiaries relating to taxable periods ending on or after July 31, 2003, filed through the date hereof and (ii) any audit report within the last three years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries.
          (n) Since July 31, 2005, the Company has not engaged in any hedging transactions.
          Section 3.14 Environmental Matters.
          (a) The Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company of all permits and other authorizations of Governmental Entities required under applicable Environmental Laws for the Company’s operations as conducted as of the date of this Agreement or the Company’s assets as deployed as of the date of this Agreement, and compliance with the terms and conditions thereof), except where failure to be in compliance, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (b) There is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law, except for any such Environmental Claims which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (c) To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (d) There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries, except for such Cleanups which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (e) No Company Vessel has been involved in any Release or threatened Release of a Hazardous Material, except for such Releases which individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.
          Section 3.15 Company Assets; Company Vessels.
          (a) Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of their respective tangible properties and assets (real, personal or mixed) (the “Company Assets”) that they purport to own. Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company, the Company and its Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all such Company Assets, including all such Company Assets reflected in the Company Balance Sheet or acquired since the date thereof (except as may have been disposed of since April 30, 2006 or may be disposed of after the date of this Agreement in accordance with this Agreement in either case in the ordinary course of business consistent with past practice), in each case free and clear of any Liens, except Permitted Liens. The Company Assets and the Company IP Rights constitute all of the assets and rights used to operate the businesses of the Company and its Subsidiaries in substantially the same manner that the Company and its Subsidiaries have been operating their respective businesses prior to the Closing, and all material operating equipment of the Company and its Subsidiaries is, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated.
          (b) Except for the vessels described in Section 3.15(b) of the Company Disclosure Letter (the “Company Vessels”), there are no other vessels owned or chartered by Company or any of its Subsidiaries that are used to conduct seismic operations. Except for the rights of the owner or its lenders specified in each Company Charter and for the rights of lessors of equipment leased to the Company or its Subsidiaries, no Person has any rights to, or interest in, any of the agreements pursuant to which the Company or one of its Subsidiaries charters any Company Vessel (each, a “Company Charter”) or the Company Vessels created by, through or under the Company or any of its Subsidiaries. All operating expenses owed by the Company with respect to each Company Vessel have been timely and fully paid. To the knowledge of the Company, there are no circumstances which give, or which, with notice or lapse of time, or both, would give, the owners of the Company Vessels the right to withdraw any of the Company Vessels from the Company’s or any of its Subsidiary’s service prior to the end of the applicable primary or option terms specified in the Company Charter. There are no material amounts or obligations being contested under any Company Charter, and there are no material unresolved disputes under any Company Charter.

          (c) Each Company Vessel has all equipment required to conduct 2-D or 3-D marine seismic surveys, as applicable, and is seaworthy.
          (d) Section 3.15(d) of the Company Disclosure Letter accurately describes in all material respects the main technical characteristics of each of the Company Vessels identified therein.
          Section 3.16 Insurance.
          Section 3.16 of the Company Disclosure Letter contains a complete and correct list of all material insurance policies maintained by or on behalf of any of the Company and its Subsidiaries as of the date of this Agreement. Such policies are, and at the Closing policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid. The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies.
          Section 3.17 Labor Matters.
          (a) (i) Neither the Company nor any of its Subsidiaries is a party to or bound by a collective bargaining agreement, labor agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, or labor organization and no such agreement is currently being negotiated; (ii) no employees of the Company or any of its Subsidiaries are represented by any labor organization with respect to their employment with the Company or its Subsidiaries; (iii) no representation election petition or application for certification has been filed by, or on behalf of, any employees of the Company or any of its Subsidiaries and there is no such petition or application pending with the National Labor Relations Board, any applicable Canadian labour relations board or any Governmental Entity; (iv) to the knowledge of the Company, no labor union is currently engaged in or threatening organizational efforts with respect to any employees of the Company or any of its Subsidiaries and (v) since January 1, 2003, no labor dispute, strike, slowdown, picketing, work stoppage, lockout or other collective labor action against or affecting the Company or any of its Subsidiaries has occurred or is in progress or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries.
          (b) Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the knowledge of the Company, each of the Company and its Subsidiaries: (i) is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, immigration, wages and hours, employment standards, workers’ compensations and labor relations, and is not engaged in any unfair labor practices; (ii) has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to employees; and (iii) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing.

          (c) (i) Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company, there are no actions, suits, claims, labor disputes, grievances or controversies, pending, or to the knowledge of the Company, threatened involving the Company or any of its Subsidiaries and any of their respective employees or former employees; and (ii) there are no complaints, charges, lawsuits, arbitrations or other proceedings pending, or to the knowledge of the Company, threatened by or on behalf of any present or former employee of the Company or any of its Subsidiaries alleging any claim for damages, including material breach of any express or implied contract of employment, wrongful termination, infliction of emotional distress or material violation of any federal, state, provincial or local statutes or regulations concerning terms and conditions of employment, including wages and hours, employee safety, termination of employment or workplace discrimination and harassment.
          (d) The Company and each of its Subsidiaries are and have been in compliance with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar foreign, state or local law relating to plant closings and layoffs.
          (e) Section 3.17(e) of the Company Disclosure Letter contains a complete and correct list of the names of all directors and officers of the Company as of the date of this Agreement, together with such Person’s position or function, annual base salary or wages.
          Section 3.18 Affiliate Transactions. There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Plans described in Section 3.9 of the Company Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since July 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole.
          Section 3.19 Derivative Transactions and Hedging.
          Section 3.19 of the Company Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time, and except as set forth in Section 3.19 of the Company Disclosure Letter, still believes to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
          Section 3.20 Disclosure Controls and Procedures.
          The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. Except as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004, neither the Company nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in the Company’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
          Section 3.21 Investment Company. Neither the Company nor any of its Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
          Section 3.22 OFAC. Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to the Company’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury or equivalent European Union measure.
          Section 3.23 Rights Agreement. The Company has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered.
          Section 3.24 Required Vote by Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Required Vote”) is the only vote of the holders of any class of capital stock of the Company required by the DGCL or the certificate of incorporation or the bylaws of the Company to adopt this Agreement.
          Section 3.25 Recommendation of Company Board of Directors; Opinion of Financial Advisor.
          (a) The Company Board, at a meeting duly called and held, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company, (ii) approving this Agreement and transactions contemplated hereby, (iii) recommending adoption of this Agreement by the stockholders of the Company and (iv) directing that the adoption of this Agreement be submitted to the stockholders of the Company for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn.
          (b) The Company has received an opinion of Goldman, Sachs & Co., to the effect that, as of the date of this Agreement, the Per Share Stock Consideration and the Per Share Cash Consideration to be received by the holders of shares of Company Common Stock (other than Parent, the Company or any of their Subsidiaries), in the aggregate, in the First Merger is fair, from a financial point of view, to such holders. A true, complete and correct copy of such opinion has been, or will promptly be, delivered to Parent.
          Section 3.26 Brokers. Except for Goldman, Sachs & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company is solely responsible for the fees and expenses of Goldman, Sachs & Co. as and to the extent set forth in the engagement letter dated July 16, 2006. The Company has previously delivered to Parent a true, complete and correct copy of such engagement letter.
          Section 3.27 No Other Representations or Warranties.
          Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II
          Except as set forth in (i) the disclosure letter delivered by Parent to the Company at or prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent) or (ii) the Parent SEC Documents filed with the SEC between December 31, 2005 and the date of this Agreement, but excluding any risk factor disclosure contained in any such Parent SEC Report under the heading and excluding information set forth in any exhibit thereto “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (the “Specified Parent SEC Disclosure”), to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Disclosure is responsive to the matters set forth in this Article IV, Parent, and, upon execution and delivery of this Agreement, Merger Sub I and Merger Sub II, jointly and severally represent and warrant to the Company as follows:
          Section 4.1 Organization. Each of Parent, Merger Sub I, Merger Sub II and Parent’s Significant Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted. Each of Parent, Merger Sub I and Merger Sub II and each of Parent’s Significant Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character of the property owned, operated or leased by it or the nature of its activities makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Since the date of its incorporation, neither Merger Sub I nor Merger Sub II has engaged in any activities other than in connection with or as contemplated by this Agreement and each of Merger Sub I and Merger Sub II do not have any Subsidiaries. Parent has previously made available to the Company a complete and correct copy of its articles of association and by-laws as in effect on the date of this Agreement. None of Parent, Merger Sub I, or Merger Sub II is in violation of its articles of association, certificate of incorporation, by-laws or other organizational documents. Section 4.1 of the Parent Disclosure Letter sets forth a true and correct list of all of the Significant Subsidiaries of Parent and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Significant Subsidiaries of Parent do not contain any provision limiting or otherwise restricting the ability of Parent to control its Significant Subsidiaries in any material respect.
          Section 4.2 Capitalization.
          (a) As of the date of this Agreement, the authorized capital stock of Parent consists of (x) 17,485,446 ordinary shares, par value €2.00 per share (the “Parent Ordinary Shares”), which were issued and outstanding as of June 30, 2006 and (y) 6,815 Parent Ordinary Shares which were issued upon the exercise of Parent Options (as defined below) during the period beginning July 1, 2006 and ending on the date of this Agreement. As of the date of this Agreement, (i) there are 4,339,285 Parent Depository

Shares representing an aggregate of 867,857 Parent Ordinary Shares issued and outstanding, (ii) unexercised options to acquire 757,911 Parent Ordinary Shares (“Parent Options”) have been granted to officers and employees of Parent and (iii) Parent has committed to issue up to 53,200 Parent Ordinary Shares to certain employees, subject to the satisfaction of certain conditions. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote are issued or outstanding. All issued and outstanding shares of Parent’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Parent Stock Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries. The Parent Depositary Shares and the underlying Parent Ordinary Shares issued pursuant to the First Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid (and, with respect to the Parent Depositary Shares nonassessable), and not subject to preemptive rights.
          (b) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of Parent’s Subsidiaries are owned, directly or indirectly, by Parent free and clear of any Liens, other than statutory Liens for Taxes not yet due and payable and such restrictions as may exist under applicable Law, and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Upon formation, all of the issued and outstanding shares of capital stock of each of Merger Sub I and Merger Sub II will be owned, directly or indirectly, by Parent.
          Section 4.3 Authorization; Validity of Agreement. Parent has, and upon formation each of Merger Sub I and Merger Sub II will have, the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, with respect to the consummation of the First Merger, to the receipt of the Parent Shareholder Approval. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been, and upon execution and delivery of this Agreement by Merger Sub I and Merger Sub II, the execution, delivery and performance by each of Merger Sub I and Merger Sub II will have been, duly authorized by all necessary corporate or other action, except for the affirmative vote of the holders representing more than 50% (in the case of clause (iii) below) or two-thirds (in the case of clauses (i) and (ii) below), as applicable, of the voting rights attached to Parent Ordinary Shares cast at Parent Shareholders’ Meeting, authorizing and approving: (i) the issuance of Parent Ordinary Shares in connection with the First Merger pursuant to L225-148 of the French Commercial Code, (ii) the issuance of Parent Ordinary Shares in respect of the Parent Depositary Shares to be delivered upon the conversion of the Company Convertible Debt and (iii) the election of the members of the Board of Directors contemplated by Section 5.13 (collectively, the “Parent Shareholder Approval”). Upon receipt of the Parent Shareholder Approval, no other corporate or other proceedings on the part of either Parent, Merger Sub I or Merger Sub II will be necessary to authorize the execution, delivery and performance of this Agreement by any of Parent, Merger Sub I or Merger Sub II and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent, and, upon the execution and delivery by each of Merger Sub I and Merger Sub II, will have been duly and validly executed and delivered by each of Merger Sub I and Merger Sub II, and, assuming that this Agreement constitutes the valid and binding agreement of the Company, constitutes (or, with respect to Merger Sub I and Merger Sub II, upon execution and delivery will constitute) a valid and binding agreement of each of Parent, Merger Sub I and Merger Sub II enforceable against such party in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).
          Section 4.4 No Violations; Consents and Approvals.
          (a) Neither the execution, delivery and performance of this Agreement by Parent, Merger Sub I or Merger Sub II, nor the consummation by Parent, Merger Sub I or Merger Sub II of either of the Mergers or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation, articles of association or the bylaws of Parent, Merger Sub I or Merger Sub II, as applicable, or the certificate of incorporation, articles of association, bylaws or similar governing documents, as applicable, of any of Parent’s, Merger Sub I’s or Merger Sub II’s Significant Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.4(b) are duly and timely obtained or made and the Parent Shareholder Approval has been obtained, conflict with or violate any Laws applicable to Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, or any of their respective properties or assets; except in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, Merger Sub I or Merger Sub II.
          (b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required to be obtained or made by Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, in connection with the execution, delivery and performance of this Agreement by Parent, Merger Sub I or Merger Sub II, or the consummation by Parent, Merger Sub I or Merger Sub II of either of the Mergers or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or “blue sky” or takeover Laws, (iv) compliance with any applicable requirements of Canadian provincial securities Laws, (v) the Parent Shareholder Approval, (vi) such filings, authorizations, approvals or expiration or termination of applicable waiting periods as may be required under (A) the HSR Act or (B) any other Competition Laws, rules or regulations, (vii) the filing of each of the Certificates of Merger with the Secretary of State, (viii) compliance with any applicable EC Merger Regulations, (ix) compliance with French securities regulatory requirements, including the requirements of the AMF, (x) compliance with any applicable requirements of the Exon-Florio Act, (xi) compliance with any applicable requirements under stock exchange rules, and (xii) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent.
          Section 4.5 SEC Reports and Financial Statements.
          (a) Parent has timely filed with (i) the SEC and (ii) the AMF all forms and documents required to be filed by it since January 1, 2003 under the Exchange Act, including its Annual Reports on Form 20-F for the years ended December 31, 2003, December 31, 2004 (as amended by Amendment No. 2 filed with the SEC on October 31, 2005 (“Amendment No. 2”) and December 31, 2005, respectively (“Parent SEC Documents”), or pursuant to French Law. As of their respective dates or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Parent SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (A) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act and other applicable Laws as the case may be, and the applicable rules and regulations of the SEC and other foreign regulatory authorities thereunder.
          (b) (i) The audited consolidated financial statements of Parent (including any related notes and schedules) included in its annual reports on Form 20-F for Parent’s fiscal years ended December 31, 2003 and 2004 fairly present in all material respects, in conformity with generally accepted accounting principles in France applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended, and such audited consolidated financial statements (in Amendment No. 2 with respect to the fiscal year ended December 31, 2004) are reconciled to US GAAP as required by and in accordance with the requirements of the Exchange Act and (ii) the audited consolidated financial statements of Parent (including any related notes and schedules) included in its annual reports on Form 20-F for Parent’s fiscal year ended December 31, 2005 fairly present in all material respects, in conformity with International Financial Reporting Standards (“IFRS”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the date thereof and their consolidated results of operations and changes in financial position for the period then ended, and such audited consolidated financial statements are reconciled to US GAAP as required by and in accordance with the requirements of the Exchange Act. For purposes of this Agreement, the “Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2005 set forth in Parent’s annual report on Form 20-F for Parent’s fiscal year ended December 31, 2005, and “Parent Balance Sheet Date” means December 31, 2005.”
          Section 4.6 Absence of Certain Changes.
          (a) Since December 31, 2005, (i) Parent and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (b) Since March 31, 2006 to the date of this Agreement, neither Parent nor any of its Subsidiaries has (i) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock, (ii) effected or authorized any split, combination or reclassification of any of Parent’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock, except for issuances of Parent Common Stock upon the exercise of Parent Options, in each case in accordance with their terms at the time of exercise or upon conversion of the remainder of Parent’s 7.75% subordinated convertible bonds due 2012, as disclosed in Parent’s report on Form 6-K submitted to the SEC on May 15, 2006, (iii) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by IFRS or by applicable Law, (iv) made any material Tax election or settled or compromised any material income Tax liability, (v) made any material change in the policies and procedures of Parent or its Subsidiaries in connection with trading activities, (vi) revalued, or has knowledge of any reason that would have required or would require revaluing, any of Parent Assets in any material respect, including writing down the value of any of Parent Assets or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices, or (vii) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.
          Section 4.7 Absence of Undisclosed Liabilities. Since the date of Parent Balance Sheet, none of Parent, Merger Sub I or Merger Sub II, nor any of Parent’s other Subsidiaries, has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, and (ii) liabilities in respect of Litigation (which are the subject of Section of 4.10(a)). None of Parent, Merger Sub I or Merger Sub II, nor any of Parent’s other Subsidiaries, is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          Section 4.8 Disclosure Documents.
          (a) Subject to the last sentence of Section 4.8(b), the Registration Statement on Form F-4 of Parent (the “Form F-4”) and the Registration Statement on Form F-6 of Parent (the “Form F-6”) to be filed under the Securities Act relating to the issuance of the Parent Depositary Shares pursuant to the First Merger and the issuance of Parent Ordinary Shares underlying such Parent Depositary Shares that may be required to be filed with the SEC, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 4.8(b), comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act. The Parent Necessary Corporate Documents to be delivered to, or put at the disposal of, Parent’s shareholders in connection with obtaining the Parent Shareholder Approval at the Parent Shareholders’ Meeting will, when provided to Parent’s shareholders, subject to the last sentence of Section 4.8(b), comply as to form and substance in all material respects with the applicable requirements of French securities regulations.
          (b) None of the Parent Necessary Corporate Documents or any amendment or supplement thereto, will, at the date on which the Parent Necessary Corporate Documents or any amendment or supplement thereto is delivered or put at the disposal of the shareholders of Parent or at the time such shareholders vote on the matters constituting the Parent Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Neither the Form

F-4, the Form F-6 nor any amendment or supplement thereto will at the time it becomes effective under the Securities Act or at the time of the Parent Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent in this Section 4.8 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Parent Necessary Corporate Documents, the Form F 4 or the Form F-6.
          (c) None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will, at the date on which the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          Section 4.9 Employee Benefit Plans; ERISA.
          (a) None of the bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or other insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement, ever sponsored, maintained or contributed to by Parent, any of its Subsidiaries or any ERISA Affiliate of Parent, or to which Parent, any of its Subsidiaries or any ERISA Affiliate of Parent is party, whether written or oral, for the benefit of any current or former employee, officer or director of Parent, any of its Subsidiaries or any ERISA Affiliate of Parent (the “Parent Plans” in effect as of the date of this Agreement) is subject to Title IV or section 302 of ERISA. No liability under Title IV or section 302 of ERISA has been incurred by Parent or any ERISA Affiliate of Parent that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any ERISA Affiliate of Parent of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). Insofar as the representation made in this Section 4.9(a) applies to sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which Parent or any ERISA Affiliate of Parent made, or was required to make, contributions during the five-year period ending on the last day of the most recent plan year ended prior to the Closing Date.
          (b) None of Parent, any ERISA Affiliate of Parent, any of the Parent Plans, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which Parent, any of its Subsidiaries or any ERISA Affiliate of Parent could be subject to a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.
          (c) Each of the Parent Plans has been operated and administered in all material respects in accordance with its terms, all employee plan summaries and booklets and applicable Laws, including ERISA and the Code.
          (d) Each of the Parent Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code, and Parent (or the relevant Subsidiary) has received a currently effective determination letter from the IRS stating that it is so qualified, and no event has occurred which would affect such qualified status. Any fund established under a Parent Plan that is intended to satisfy the requirements of Section 501(c)(9) of the Code has so satisfied such requirements.
          (e) There has been no material failure of a Parent Plan that is a group health plan (as defined in section 5000(b)(1) of the Code) to meet the requirements of section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in section 4980B(g) of the Code). Neither Parent nor any Subsidiary has contributed to a nonconforming group health plan (as defined in section 5000(c) of the Code) and no ERISA Affiliate of Parent or any Subsidiary has incurred a tax under section 5000(a) of the Code which is or could become a liability of Parent or a Subsidiary. There has been no material failure on the part of Parent or any ERISA Affiliate of Parent to comply with the Health Insurance Portability Accountability Act of 1996, as amended.
          (f) There are no pending or, to the knowledge of Parent, threatened or anticipated claims by or on behalf of any Parent Plan, by any employee or beneficiary under any such Parent Plan or otherwise involving any such Parent Plan (other than routine claims for benefits).
          Section 4.10 Litigation; Compliance with Law.
          (a) Except for such Litigation that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (A) there is no Litigation pending or, to the knowledge of Parent, threatened in writing against, relating to or naming as a party thereto Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, any of their respective properties or assets or any of Parent’s officers or directors (in their capacities as such), (B) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon Parent, any of its Subsidiaries or any of Parent’s officers or directors (in their capacities as such) and (C) there is no Litigation that Parent, Merger Sub I or Merger Sub II, or any of Parent’s other Subsidiaries, has pending against other parties, where such Litigation is intended to enforce or preserve material rights of Parent or any of its Subsidiaries.
          (b) Except as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, each of

Parent and its Subsidiaries has complied, and is in compliance with all Laws and Parent Permits which affect the respective businesses of Parent or any of its Subsidiaries, the Real Property and/or Parent Assets, and Parent and its Subsidiaries have not been and are not in violation of any such Law or Permit; nor has any notice, charge, claim or action been received by Parent or any of its Subsidiaries or been filed, commenced, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (c) Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign laws, neither Parent nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign laws or (iii) taken any action that would be reasonably likely to subject Parent or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.
          (d) Parent and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Real Property, Parent Assets and the conduct of their respective businesses as currently conducted (“Parent Permits”), except where the failure to hold such Parent Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received notice that any Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no knowledge of any reasonable basis for any such termination, modification or nonrenewal. The execution, delivery and performance of this Agreement and the consummation of the Mergers or any other transactions contemplated hereby do not and will not violate any Parent Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (e) This Section 4.10 does not relate to matters with respect to (i) Parent Plans, ERISA and other employee benefit matters (which are the subject of

Section 4.9), or (ii) Tax Laws and other Tax matters (which are the subject of Section 4.13).
          Section 4.11 Intellectual Property.
          (a) Except as set forth in Section 4.11(a) of the Parent Disclosure Letter or as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on Parent:
               (i) Parent, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use all Intellectual Property used in the present conduct of the businesses of Parent and its Subsidiaries, (“Parent IP Rights”) free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;
               (ii) to Parent’s knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict Parent’s or any of its Subsidiary’s ownership rights in and to any Intellectual Property owned by them;
               (iii) the conduct of the business of Parent and its Subsidiaries as presently conducted does not, to the knowledge of Parent, infringe or misappropriate any third Person’s Intellectual Property; or
               (iv) to the knowledge of Parent, no third Person is infringing or misappropriating any Intellectual Property, owned by Parent or its Subsidiaries, and to the knowledge of Parent there is no litigation pending or threatened in writing by or against Parent or any of its Subsidiaries, nor, to the knowledge of Parent, has Parent or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of Parent IP Rights infringe or misappropriate any third party’s Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Parent IP Right.
          (b) All Intellectual Property owned by Parent or its Subsidiaries that is the subject of an application for registration or a registration (“Registered Parent IP”) is to the knowledge of Parent, in force, and all application, renewal and maintenance fees in relation to all Registered Parent IP have been paid to date, except for any Registered Parent IP that Parent has abandoned, not renewed or allowed to expire.
          (c) Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent, to Parent’s knowledge (i) there does not exist, nor has Parent or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Parent IP Rights, and (ii) neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Parent IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Parent IP Rights or exercise remedies thereunder.
          Section 4.12 Material Contracts.
          (a) Except for such agreements or arrangements that are included as an exhibit to the Parent SEC Documents, as of the date hereof, none of Parent, Merger Sub I or Merger Sub II, nor any of Parent’s other Subsidiaries, is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 19 of Form 20-F under the Securities Act) to be performed after the date of this Agreement, (ii) which expressly limits the ability of Parent or any Subsidiary Parent to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to Parent and its Subsidiaries, taken as a whole, (iii) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, or (iv) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Mergers. Each contract, arrangement, commitment or understanding of the type described in this Section 4.12(a), whether or not set forth in Section 4.12(a) of the Parent Disclosure Letter, is referred to herein as a “Parent Material Contract.” Parent has previously made available to the Company true, complete and correct copies of each Parent Material Contract that is not included as an exhibit to the Parent SEC Documents.
          (b) Each Parent Material Contract is valid and binding and in full force and effect and Parent and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Parent Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent, to Parent’s knowledge (i) there does not exist, nor has Parent, Merger Sub I or Merger Sub II or any of Parent’s other Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Parent Material Contract and (ii) none of Parent, Merger Sub I or Merger Sub II or any of Parent’s other Subsidiaries has received written notice of the desire of the other party or parties to any such Parent Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Parent Material Contract or exercise remedies thereunder. Each Parent Material Contract is enforceable by Parent or a Subsidiary of Parent in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent.

          Section 4.13 Taxes.
          (a) (i) All material Returns required to be filed by or with respect to Parent and its Subsidiaries have been filed in accordance with all applicable Laws and all such returns are true, correct and complete in all material respects, (ii) Parent and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been withheld and either duly and timely paid to the proper governmental authority or properly set aside in accounts for such purpose in accordance with applicable Laws and all material sales or transfer Taxes required to be collected by Parent or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to Parent and its Subsidiaries reflected in Parent Balance Sheet are adequate under IFRS to cover Tax liabilities accruing through the date thereof, (v) no deficiencies for any Taxes have been asserted or assessed, or, to the knowledge of Parent, proposed, against Parent or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, and (vi) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of Parent, threatened or scheduled to commence, against or with respect to Parent or any of its Subsidiaries in respect of any material Tax.
          (b) Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only Parent and any Subsidiaries of Parent) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.
          (c) There are no Tax sharing, allocation, indemnification or similar agreements in effect as between Parent or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which Parent or any of its Subsidiaries could be liable for any Taxes of any party other than Parent or any Subsidiary of Parent.
          (d) Neither Parent nor any of its Subsidiaries have, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.
          (e) There are no Liens for material Taxes on any asset of Parent or its Subsidiaries, except for Permitted Liens.
          (f) Each of Parent and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

          (g) Neither Parent nor its Subsidiaries is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to material Taxes.
          (h) Neither Parent nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.
          (i) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign tax law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign tax law) executed on or prior to the Closing Date.
          (j) Since January 1, 2000, neither Parent nor any of its Subsidiaries has undergone an “ownership change” as defined pursuant to Section 382(g) of the Code.
          (k) None of Parent or any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
          (l) For the last 36 months, Parent has been continuously engaged in an active trade or business outside the United States, within the meaning of §1.367(a)-2T(b)(2) and (3) and Parent has no plan or intention to dispose of or discontinue such active trade or business.
          Section 4.14 Parent Assets.
          Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent, Parent and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of their respective tangible properties and assets (real, personal or mixed) (the “Parent Assets”) that they purport to own. Except as individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent, Parent and its Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all such Parent Assets, including all such Parent Assets reflected in Parent Balance Sheet or acquired since the date thereof (except as may have been disposed of since December 31, 2005 or may be disposed of after the date of this Agreement in accordance with this Agreement in either case in the ordinary course of business consistent with past practice), in each case free and clear of any Liens, except Permitted Liens. All material operating equipment of Parent and its Subsidiaries is, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated.

          Section 4.15 Financing. Parent has received a commitment letter (including the term sheet referenced therein, but excluding the fee letter referenced therein) from Credit Suisse International (the “Commitment Letter”) whereby such financial institution has committed, upon the terms and subject to the conditions set forth therein, to provide, debt financing that, when combined with Parent’s other sources of financing (including cash on hand), is sufficient to fund the Total Cash Amount and the expenses of Parent, Merger Sub I and Merger Sub II in connection with the Mergers. Parent has delivered to the Company a true, complete and correct copy of the letter referred to in this Section 4.15 as in effect on the date hereof (including any amendments in effect through the date of this Agreement). The Commitment Letter is in full force and effect. The obligations of the financing sources to fund the commitments under the Commitment Letter are not subject to any conditions other than as set forth in the Commitment Letter. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Commitment Letter by Parent. As of the date of this Agreement, Parent has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Commitment Letter not being satisfied or (ii) the funding contemplated in the Commitment Letter not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement.
          Section 4.16 Affiliate Transactions. Section 4.16 of the Parent Disclosure Letter contains a complete and correct list of all material agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than Parent or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries taken as a whole.
          Section 4.17 Derivative Transactions and Hedging. Section 4.17 of the Parent Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time, and except as set forth in Section 4.17 of the Parent Disclosure Letter, still believes to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Parent and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
          Section 4.18 Disclosure Controls and Procedures. Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. Except as set forth in Section 4.18 of the Parent Disclosure Letter and subject to the compliance dates for “foreign private issuers” as defined in Rule 405 of the Securities Act, neither Parent nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Parent’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
          Section 4.19 Investment Company. Parent is not an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act or the Investment Advisers Act.
          Section 4.20 OFAC. Neither Parent nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to Parent’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury or equivalent European Union measure.
          Section 4.21 Recommendation of Parent Board of Directors. The Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, (a) determined that this Agreement and the transactions contemplated hereby are advisable and are fair to, and in the best interests of, the shareholders of Parent, (b) approved this Agreement and transactions contemplated hereby, and (c) resolved to recommend approval of the matters constituting the Parent Shareholder Approval.
          Section 4.22 Required Vote by Parent Shareholders. The Parent Shareholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary under applicable law to approve and adopt the transactions contemplated by this Agreement.
          Section 4.23 Brokers. Except for Credit Suisse and Rothschild, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent is solely responsible for the fees and expenses of Credit Suisse Securities (USA) LLC and

Rothschild as and to the extent set forth in their respective engagement letters. Section 4.23 of the Parent Disclosure Letter accurately describes the fees payable under such engagement letter.
          Section 4.24 Ownership of Company Common Stock. None of Parent, Merger Sub I or Merger Sub II is an “interested stockholder” (within the meaning of Section 203 of the DGCL) with respect to the Company and has not, within the last three years, been an “interested stockholder” with respect to the Company.
          Section 4.25 Takeover Statutes. The Parent Board has taken the necessary action, if any, to make inapplicable to this Agreement, the Mergers and the other transactions contemplated hereby any applicable antitakeover or similar statute or regulation under French Law or any other applicable antitakeover Law.
          Section 4.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE V
COVENANTS
          Section 5.1 Interim Operations of the Company.
          The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Merger I Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.1 of the Company Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, (y) required by applicable Law, or (z) consented to in writing by Parent after the date of this Agreement and prior to the Merger I Effective Time (which consent shall not be unreasonably withheld, delayed or conditioned):
               (a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary course substantially consistent with past practices, and the Company shall use reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and to keep available the services of their current officers and key employees and preserve and maintain existing relations with key customers, suppliers, officers, employees and creditors;
               (b) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new line of business, or (ii) incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than, and during the same time period set forth in, the Company’s current capital budget reviewed by the Company Board in August 2006, the amount of which has been furnished to Parent prior to the date of this Agreement (the “Capital Budget”), and excluding capital expenditures to repair lost or damaged property or equipment in the ordinary course of business substantially consistent with past practice; provided, however, if the Closing Date has not occurred on or prior to January 15, 2006 but is reasonably expected to occur within the succeeding 60 days, then the Company shall prepare and provide to Parent a revised capital budget for the remainder of the Company’s fiscal year which describes and reprioritizes the capital expenditures and commitments intended to be made in the remainder of the fiscal year based on the then current facts and circumstances for the Company and the potential impact on the combined company. The Company and Parent agree to work in good faith to reasonably agree on the revised plan taking into account what is prudent and appropriate for the business of the Company; and if Parent objects to the aggregate amount of such spending the Company will endeavor to revise the plan in accordance with the reasonable objections from Parent except (i) to the extent that the Company Board determines in good faith that to make such revisions would be reasonably likely to adversely effect the Company’s competitive position, future operating results, the safety of its employees or its compliance with Law, (ii) to the extent the proposed spending or commitments are consistent with past practice and prudent operation of the business of the Company or (iii) where permitting Parent to participate in the spending decision would violate or prejudice the rights of its customers or contravene any Law or binding agreement entered into prior to the date of this Agreement. If a revised plan is agreed among the Company and Parent, the Company shall not spend or make commitments for capital spending in excess of the amounts set forth in the revised plan, subject to the right to make emergency expenditures and commitments to the extent that unforeseen circumstances require it;
               (c) the Company shall not, nor shall it permit any of its Subsidiaries to, amend its certificate of incorporation or bylaws or similar organizational documents;
               (d) the Company shall not, nor shall it permit any of its Subsidiaries (other than direct or indirect wholly owned Subsidiaries) to, declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests; and the Company shall not, nor shall it permit any of its Subsidiaries to (i) adjust, split, combine or reclassify any capital stock or other equity interests or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of the Company or any of its Subsidiaries, other than issuances (A) of shares of Company Common Stock pursuant to the Convertible Company Debt, the Company Options, the ESPP Options, Deferred Share Units and awards under the LTIP Plan, in each case outstanding on the date of this Agreement or, with respect to Company Options, issued in accordance with the proviso to this clause (i), (B) by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company, (C) of the LTIP Shares pursuant to LTIP awards made prior to the date of this Agreement in accordance with the terms in effect on the date of this Agreement, or (D) pursuant to the Company Rights or the Company Rights Agreement in effect on the date of this Agreement, provided that if the First Merger shall not have been consummated on or prior to December 31, 2006, the parties recognize that the Company may need to grant Company Options to employees in such amounts, and on such terms and conditions, as shall be reasonably acceptable to Parent, or (ii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.1(d), except as (1) required by the terms of any capital stock of, or other equity interests in, the Company or any of its Subsidiaries outstanding on the date of this Agreement and described in Section 5.1(d)(ii)(1) of the Company Disclosure Letter, (2) contemplated by any Company Plan existing on the date of this Agreement and described in Section 5.1(d)(ii)(2) of the Company Disclosure Letter or (3) contemplated by any employment agreement of the Company existing on the date of this Agreement and described in Section 5.1(d)(ii)(3) of the Company Disclosure Letter;
               (e) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except for normal increases in the ordinary course of business consistent with past practice (or, with respect to employees, in connection with promotions on a basis consistent with past practice), grant any increase in the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any former or current director, officer or employee of the Company or any of its Subsidiaries, (ii) except as required to comply with applicable Law or any agreement in existence on the date of this Agreement or as expressly provided in this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any bonus, incentive compensation, deferred compensation, severance, termination, change in control, retention, hospitalization or other medical, life, disability, insurance or other welfare, profit sharing, stock option, stock appreciation right, restricted stock or other equity based, pension, retirement or other employee compensation or benefit plan, program agreement or arrangement except such amendments, if any, as may reasonably be required by Law or be advisable in order to minimize liability for any additional Taxes that might be imposed under Section 409A of the Code in the absence of such an amendment; provided, however, that the cost associated with such amendment is reasonably acceptable to Parent or (iii) enter into or amend any employment agreement or, except in accordance with existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for employment agreements or arrangements with new hires in the ordinary course of business substantially consistent with past practice;
               (f) the Company shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting in effect at July 31, 2005, except changes in accordance with US GAAP as concurred to by the Company’s independent auditors or as disclosed in the Specified Company SEC Disclosure;

               (g) the Company shall not, nor shall it permit any of its Subsidiaries to, acquire by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any Person or other business organization, division or business of such Person or other than in the ordinary course of business substantially consistent with past practices any material assets; provided, however, that the foregoing shall not be deemed to prohibit a merger involving only one of the Company’s wholly owned Subsidiaries, on the one hand, and another of the Company’s wholly owned Subsidiaries on the other hand or the acquisition of assets to the extent permitted by Section 5.1(b);
               (h) the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any of the Company Assets, except for (A) the licensing of data or commercial software in the ordinary course of business substantially consistent with past practice, (B) any sale, lease or disposition pursuant to agreements existing on the date of this Agreement and entered into in the ordinary course of business or disclosed in Section 5.1(h) of the Company Disclosure Letter, (C) sales of surplus or obsolete equipment in the ordinary course of business substantially consistent with past practice or (D) any sale, lease or disposition in an arms length transaction, for not materially less than fair market value and not in excess of $1.0 million individually or $25.0 million in the aggregate;
               (i) the Company shall not, nor shall it permit any of its Subsidiaries to, mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the Company Assets;
               (j) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except as set forth in clause (ii) below, pay, discharge or satisfy any material claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of the Company Material Contracts as in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business substantially consistent with past practice and not in violation of this Agreement, in each case to which the Company or any of its Subsidiaries is a party, or (ii) compromise, settle, grant any waiver or release relating to any Litigation, other than settlements or compromises of litigation where the amount paid or to be paid does not exceed $1.0 million for any individual claim or series of related claims, or $10.0 million in the aggregate for all claims;
               (k) the Company shall not, nor shall it permit any of its Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 3.18 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding, directly or indirectly, with any of the Company’s affiliates; provided, that for the avoidance of doubt, for purposes of this clause (k), the term “affiliates” shall not include any employees of the Company or any of its Subsidiaries, other than the directors and executive officers thereof and employees who share the same household with such directors and executive officers;
               (l) other than as required by Law, the Company shall not, nor shall it permit any of its Subsidiaries to, change any Tax method of accounting, make or change any material Tax election, amend any material Return or settle or compromise any material Tax liability other than in the ordinary course of business substantially consistent with past practice;
               (m) the Company shall not, nor shall it permit any of its Subsidiaries to, take any action that would reasonably be expected to result in (i) any of the conditions to the Mergers set forth in Article VI not being satisfied, or (ii) a Material Adverse Effect on the Company;
               (n) the Company shall not, nor shall it permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the First Merger) or any agreement relating to an Acquisition Proposal, except for Acceptable Confidentiality Agreements and except as permitted in Section 5.1(g);
               (o) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) incur or assume any long-term debt, or except in the ordinary course of business substantially consistent with past practice and in no event exceeding $10.0 million in the aggregate, incur or assume any short-term indebtedness, (ii) modify any material indebtedness or other liability to increase the Company’s (or any of its Subsidiaries’) obligations with respect thereto, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly owned Subsidiary of the Company), except in the ordinary course of business and substantially consistent with past practice and in no event exceeding $10 million in the aggregate, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company, or by such Subsidiaries to the Company, or customary loans or advances to employees substantially consistent with past practice or short-term investments of cash in the ordinary course of business in accordance with the Company’s cash management procedures), or (v) enter into any material commitment or transaction, except in the ordinary course of business and substantially consistent with past practice and in no event exceeding $5 million in the aggregate; provided, however, that the restrictions in this Section 5.1(o) shall not prohibit the incurrence of any long-term debt or short-term indebtedness or other liability or obligation by the Company that is owed to any wholly owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or another wholly owned Subsidiary of the Company; provided further, however, that the limitations in this Section 5.1(o) shall not apply to (w) letters of credit issued in the ordinary course of business by the Company’s lenders in favor of any customer of the Company or its Subsidiaries in connection with any services to be performed by the Company or any of its Subsidiaries, (x) surety or performance bonds issued at the request of the Company or any of its Subsidiaries issued by third Persons in favor of any customer of the Company or its Subsidiaries in connection with any services to be performed by the Company or any of its Subsidiaries, (y) guarantees by the Company or any of its Subsidiaries, whether or not secured by cash deposit, of the obligations described in clause (x) above and (z) capital expenditures permitted by Section 5.1(b);
               (p) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement, understanding or commitment that expressly limits the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Corporation or any Affiliate of the Surviving Corporation after the Merger II Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Company and its Subsidiaries, taken as a whole, or, following the Merger II Effective Time, to the Surviving Corporation and its Affiliates, taken as a whole;
               (q) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement or materially amend or modify in an adverse manner the terms of (or waive any material rights under) any existing material joint venture, partnership or other similar arrangement (other than any such action between its wholly owned Subsidiaries);
               (r) the Company shall not, nor shall it permit any of its Subsidiaries to, terminate any Company Material Contract to which it is a party or waive or assign any of its rights or claims under any Company Material Contract in a manner that is materially adverse to the Company or, except in the ordinary course of business substantially consistent with past practice, modify or amend in any material respect any Company Material Contract; and
               (s) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing.
          Section 5.2 Interim Operations of Parent.
          Parent covenants and agrees that during the period from the date of this Agreement until the Merger I Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (x) expressly contemplated or permitted by this Agreement, (y) required by applicable Law, or (z) consented to in writing by the Company after the date of this Agreement and prior to the Merger I Effective Time (which consent shall not be unreasonably withheld, delayed or conditioned):
               (a) the business of Parent and its Subsidiaries shall be conducted only in the ordinary course substantially consistent with past practices; provided, however, that the foregoing shall not be deemed (i) to prohibit Parent or any of its

Subsidiaries from engaging in any acquisition or divestiture transaction that would not reasonably be expected to materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement or (ii) to prohibit Parent from taking any action in response to an unsolicited proposal to acquire directly or indirectly all or any substantial portion of the assets or equity of Parent or any of its Subsidiaries;
               (b) Parent shall not, nor shall it permit any Subsidiary of Parent that is not wholly owned by Parent to, declare, set aside or pay any extraordinary, special or other dividend or distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests;
               (c) Parent shall not issue, grant, sell, transfer or distribute to any employee of Parent or any of its Subsidiaries any options, warrants, calls, commitments or rights of any kind to acquire any Parent Ordinary Shares, other than in the ordinary course of business substantially consistent with past practices;
               (d) Parent will not, and will not permit any of its Subsidiaries to, redeem, purchase or otherwise acquire directly or indirectly any of Parent’s capital stock, except for repurchases, redemptions or acquisitions (i) required by the terms of Parent’s capital stock or any securities outstanding on the date of this Agreement, (ii) contemplated by any Parent Plan existing on the date of this Agreement or (iii) pursuant to arrangements described in Section 5.2 of the Parent Disclosure Letter;
               (e) Parent shall not change its methods of accounting in effect at December 31, 2005, except in accordance with changes in IFRS or applicable Law as concurred to by Parent’s independent auditors;
               (f) Parent shall not amend its articles of association or by-laws in a manner that adversely affects the terms of the Parent Ordinary Shares;
               (g) Parent shall not adopt or enter into a plan of complete or partial liquidation or dissolution;
               (h) Parent shall not take any action that would reasonably be expected to result in (i) any of the conditions to the Mergers set forth in Article VI not being satisfied or (ii) a Material Adverse Effect on Parent;
               (i) Parent shall not, nor shall it permit any of its Subsidiaries to, make any material change to any Tax method of accounting, make or change any material Tax election, amend any material Return or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Parent and its Subsidiaries taken as a whole; and
               (j) Parent shall not enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

          Section 5.3 Acquisition Proposals.
               (a) The Company agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and the Company shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to the Company or to any Person that the Company, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to the Company, or (iii) accept an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(a)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to the Company or (y) that would require, or would have the effect of causing, the Company to abandon, terminate or fail to consummate the First Merger or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any Representative of the Company or any of its Subsidiaries, whether or not such Representative is so authorized, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (ii) of this Section 5.3(a) with respect to a third party at any time prior to obtaining the Company Required Vote if, prior to such vote, (x) the Company receives a written Acquisition Proposal with respect to the Company from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by the Company or any of its Subsidiaries or any of their respective Representatives after the date of this Agreement), (y) the Company Board determines in good faith (after consultation with its financial advisors) that such proposal constitutes or is reasonably likely to result in a Superior Proposal with respect to the Company, and (z) the Company Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be reasonably expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, provided that (I) the Company shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement and (II) actions taken pursuant to this sentence shall not constitute a violation of clause (i) of this Section 5.3(a). Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to an Acquisition Proposal with respect to the Company pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

               (b) Neither the Company Board nor any committee thereof shall directly or indirectly (i) (A) withdraw (or amend or modify in a manner adverse to Parent, Merger Sub I or Merger Sub II), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent, Merger Sub I or Merger Sub II), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the First Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to the Company (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend (unless, in each case, in conjunction with a Company Adverse Recommendation Change permitted under this Section 5.3(b)), or allow the Company or any of its Subsidiaries to execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(a)) (each an “Acquisition Agreement”) or (B) requiring it to abandon, terminate or fail to consummate the First Merger or any other transaction contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Required Vote, and subject to the Company’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, in response to a Superior Proposal with respect to the Company, the Company Board or any committee thereof may make a Company Adverse Recommendation Change; provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change in response to a Superior Proposal with respect to the Company (X) until three Business Days after the Company provides written notice to Parent (a “Company Notice”) advising Parent that the Company Board or a committee thereof has received a Superior Proposal with respect to the Company, specifying the material terms and conditions of such Superior Proposal and identifying the Person or group making such Superior Proposal and (Y) if during such three Business Day period, Parent proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Company Board determines in good faith (1) after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to the Company and its stockholders from a financial point of view as the Superior Proposal and (2) after consultation with its outside counsel that its failure to do so would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law to the stockholders of the Company (it being understood that any material change in the financial or other material terms of a Superior Proposal with respect to the Company after the Company Notice shall require a new Company Notice and a new three Business Day period under this Section 5.3(b)).
               (c) The Company agrees that in addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after the Company’s receipt thereof), the Company shall advise Parent in writing of any request for information from a Person that has made, or the Company reasonably believes may be contemplating, an Acquisition Proposal with respect to the Company or any Acquisition Proposal with respect to the Company received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to the Company, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal with respect to the Company or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to the Company which was not previously provided to Parent as promptly as practicable after it provides such information to such other Person. The Company shall keep Parent fully informed of the status of any Acquisition Proposals with respect to the Company (including the identity of the parties and price involved and any material changes to any terms and conditions thereof). The Company agrees not to release any third party from, or waive any provisions of, any confidentiality agreement related to any potential Acquisition Proposal or any standstill agreement, in each case in favor of the Company.
               (d) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Required Vote, and subject to the Company’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Company Board may make a Company Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board (i) determines in good faith, after consultation with its outside legal counsel, that the failure to make such Company Adverse Recommendation Change would be reasonably expected to be inconsistent with its fiduciary duties to the stockholders of the Company, (ii) determines in good faith that the reasons for making such Company Adverse Recommendation Change are independent of any pending Acquisition Proposal with respect to the Company and (iii) provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Company Board may not make such a Company Adverse Recommendation Change until the third Business Day after receipt by Parent of the Company Notice of Change and (y) during such three Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties.
               (e) Parent agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and Parent shall, and shall cause its Subsidiaries to, cause their respective Representatives not to (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to Parent, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to Parent or any of its Subsidiaries or afford access to the properties, books or records of Parent or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person that Parent, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to Parent, or (iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(e)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to Parent or (y) that would require, or would have the effect of causing, Parent to abandon, terminate or fail to consummate the First Merger or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of Parent’s Subsidiaries or by any Representative of Parent or any of its Subsidiaries, whether or not such Representative is so authorized, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, Parent and Parent Board may take any actions described in clause (ii) of this Section 5.3(e) with respect to a third party at any time prior to obtaining the Parent Shareholder Approval if, prior to such approval, (x) Parent receives a written Acquisition Proposal with respect to Parent from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by Parent or any of its Subsidiaries or any of their respective Representatives after the date of this Agreement), (y) the Parent Board determines in good faith (after consultation with its financial advisors) that such proposal constitutes or is reasonably likely to result in a Superior Proposal with respect to Parent, and (z) the Parent Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be reasonably expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law, provided that (I) Parent shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement and (II) actions taken pursuant to this sentence shall not constitute a violation of clause (i) of this Section 5.3(e). Nothing contained in this Section 5.3 shall prohibit Parent or the Parent Board from taking and disclosing to Parent’s shareholders a position with respect to an Acquisition Proposal with respect to Parent pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.
               (f) Neither the Parent Board nor any committee thereof shall directly or indirectly (i) (A) withdraw (or amend or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof of this Agreement, the First Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Parent (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend (in each such case unless in connection with a Parent Adverse Recommendation Change permitted under this Section 5.3(f)), or allow Parent or any of its Subsidiaries to execute or enter into, any Acquisition Agreement with respect to Parent (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(e)) or (B) requiring it to abandon, terminate or fail to consummate the First Merger or any other transaction contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining Parent Required Vote, and subject to Parent’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, in response to a Superior Proposal with respect to Parent, the Parent Board or any committee thereof may make a Parent Adverse Recommendation Change; provided, however, that Parent shall not be entitled to exercise its right to make a Parent Adverse Recommendation Change in response to a Superior Proposal with respect to Parent (X) until three Business Days after Parent provides written notice to the Company (a “Parent Notice”) advising the Company that the Parent Board or a committee thereof has received a Superior Proposal with respect to Parent, specifying the material terms and conditions of such Superior Proposal and identifying the Person or group making such Superior Proposal and (Y) if during such three Business Day period, the Company proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Parent Board determines in good faith (1) after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Parent and its shareholders from a financial point of view as the Superior Proposal and (2) after consultation with its outside counsel that its failure to do so would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law to the shareholders of Parent (it being understood that any material change in the financial or other material terms of a Superior Proposal with respect to Parent after the Parent Notice shall require a new Parent Notice and a new three Business Day period under this Section 5.3(f)).
               (g) Parent agrees that in addition to the obligations of Parent set forth in paragraphs (e) and (f) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after Parent’s receipt thereof), Parent shall advise the Company in writing of any request for information from a Person that has made, or Parent reasonably believes may be contemplating, an Acquisition Proposal with respect to Parent or any Acquisition Proposal with respect to Parent received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to Parent, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Parent shall promptly provide to the Company copies of any written materials received by Parent in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Parent agrees that it shall provide to the Company any non-public information concerning Parent or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to Parent which was not previously provided to the Company as promptly as practicable after it provides such information to such other Person. Parent shall keep the Company fully informed of the status of any Acquisition Proposals with respect to Parent (including the identity of the parties and price involved and any material changes to any terms and conditions thereof). Parent agrees not to release any third party from, or waive any provisions of, any confidentiality agreement related to any potential Acquisition Proposal or any standstill agreement, in each case in favor of Parent.
               (h) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Parent Shareholder Approval, and subject to Parent’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Parent Board may make a Parent Adverse Recommendation Change described in clause (A) of the definition thereof if the Parent Board (i) determines in good faith, after consultation with its outside legal counsel, that the failure to make such Parent Adverse Recommendation Change would be reasonably expected to be inconsistent with its fiduciary duties to the shareholders of Parent, (ii) determines in good faith that the reasons for making such Parent Adverse Recommendation Change are independent of any pending Acquisition Proposal with respect to Parent and (iii) provides written notice to the Company (a “Parent Notice of Change”) advising the Company that the Parent Board is contemplating making a Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Parent Board may not make such a Parent Adverse Recommendation Change until the third Business Day after receipt by the Company of the Parent Notice of Change and (y) during such three Business Day period, at the request of the Company, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties.
               (i) For purposes of this Agreement, “Acquisition Proposal” shall mean, with respect to the Company or Parent, as the case may be, any bona fide proposal, whether or not in writing (other than by Parent or any of its Subsidiaries with respect to the Company, or by the Company or any of its Subsidiaries, with respect to Parent), for the (i) direct or indirect acquisition or purchase of a business or assets that generates or constitutes 15% or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole (including capital stock of or ownership interest in any Subsidiary), (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business generates or constitutes 15% or more of the net revenues, net income or assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning 15% or more of any class of equity securities of such party or any of its Subsidiaries whose business generates or constitutes 15% or more of the net revenues, net income or assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. The term “Superior

Proposal” shall mean, with respect to the Company or Parent, as the case may be, any bona fide written Acquisition Proposal with respect to such party that was not initiated, solicited, facilitated or knowingly encouraged by such party or any of its Subsidiaries or any of their respective Representatives, made by a third party to purchase all of the outstanding equity securities or capital stock of such party or all of the businesses and assets of such party and its Subsidiaries pursuant to a tender offer, exchange offer, merger or asset purchase (x) on terms which a majority of the Board of Directors of such party determines in good faith (after consultation with its financial advisors, and taking into account all financial, legal and regulatory matters, including the terms and conditions of the Acquisition Proposal and this Agreement (including any changes to the terms of this Agreement offered by the other party in response to such Superior Proposal), including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be superior to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated hereby and to any alternative transaction or changes to the terms of this Agreement proposed by the other party hereto pursuant to this Section 5.3 and (y) which is likely to be consummated on its terms.
               (j) For the avoidance of doubt, any factually accurate and complete public statement by a party hereto that does nothing more than disclose the receipt of an Acquisition Proposal with respect to such party that was not initiated, solicited or knowingly facilitated or encouraged after the date of this Agreement by such party or any of its Subsidiaries or any of their respective Representatives, and the terms thereof, shall not be deemed to be a recommendation of such Acquisition Proposal or the withdrawal, amendment or modification of the recommendation of the Board of Directors (or any committee thereof) in favor of this Agreement and the transactions contemplated hereby.
               (k) Immediately after the execution and delivery of this Agreement, each party hereto shall, and shall cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal with respect to such party. Each party agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.3 and (ii) request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of any Acquisition Proposal with respect to such party or any similar transaction to return or destroy (which destruction shall be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.
          Section 5.4 Access to Information and Properties.
               (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the authorized representatives of the other party, including officers, employees, accountants, counsel, financial advisors and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Merger I Effective Time, to all of its properties, offices, contracts, books, commitments, records, data and books and personnel and, during such period, it shall, and shall cause each of its Subsidiaries to, make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request. No party or any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
               (b) From the date of this Agreement until the Merger I Effective Time, Parent and its authorized representatives, including engineers, advisors and consultants, lenders and financing sources, may enter into and upon all or any portion of the Real Property in order to investigate and assess, as Parent reasonably deems necessary or appropriate, the environmental condition of the Real Property, the Company Assets or the businesses of the Company or any of its Subsidiaries (the “Parent Investigation”). The Parent Investigation may include a Phase I environmental site assessment, or similar or related non-invasive investigation. The Company shall, and shall cause each of its Subsidiaries to, (i) cooperate with Parent in conducting any such Parent Investigation, (ii) allow Parent reasonable access to the Company’s and its Subsidiaries’ respective businesses, the Real Property and the Company Assets, and grant with full permission to conduct any such Parent Investigation, and (iii) provide to Parent all plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of the Company, its Subsidiaries, or any of their predecessors, that are in the possession of the Company or any of its Subsidiaries or are reasonably available to the Company or any Subsidiary from any agent, consultant, contractor or other third party service provider, and all information relating to environmental matters regarding the Company’s and its Subsidiaries’ respective businesses, the Real Property and the Company Assets that is in the possession of, or reasonably available to, the Company or any of its Subsidiaries.
               (c) The Company shall, or shall use commercially reasonable efforts to cause each owner of a Company Vessel subject to a Company Charter (by exercising its inspection rights under the applicable Company Charter) to allow Parent at Parent’s sole cost, risk and expense, to inspect the Company Vessels at any reasonable time, provided that such inspection shall be conducted in a manner that does not unreasonably interfere with the operation of the Company Vessels. Any such inspection may include (to the extent permitted under the applicable Company Charter) the opening up of the machinery and equipment. The Company shall advise Parent upon request of the location and whereabouts of each Company Vessel to facilitate such an inspection.
               (d) Parent and the Company will hold any information obtained or contemplated under Sections 5.4(a), (b) and/or (c) above in accordance with the provisions of the confidentiality agreement between the Company and Parent, dated as of August 3, 2006 (the “Confidentiality Agreement”).
               (e) No investigation by Parent or the Company or their respective Representatives made pursuant to this Section 5.4 shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.
          Section 5.5 Further Action; Reasonable Best Efforts.
               (a) Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings, and to obtain the Financing. Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and, subject to applicable Laws and any applicable privilege relating to the exchange of information, will provide the other parties with copies of all filings made by such party with any Governmental Entity (except for filings available publicly on the SEC’s EDGAR system) or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby; provided that neither party is obligated to share any document submitted to a Governmental Entity that reflects the negotiations between the parties or the valuation of some or all of any party’s business.
               (b) Each of Parent, Merger Sub I, Merger Sub II and the Company shall use their respective reasonable best efforts and shall cooperate with the other parties to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under the laws, rules, guidelines or regulations of any Governmental Entity. Without limiting the foregoing, the Company and Parent shall, as soon as practicable, file Notification and Report Forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and file any voluntary filings or other notifications required to be filed under (i) the EC Merger Regulation with the European Commission and (ii) the Exon-Florio Amendment with CFIUS, and in each case shall use reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC, the Antitrust Division, the European Commission or CFIUS for additional information or documentation. Each party acknowledges that its goal is to file the Notification and Report Forms within 15 Business Days after the date of this Agreement and to file the notifications to be filed under the Exon-Florio Amendment within 20 Business Days after the date of this Agreement, and that if it does not file such forms within such period, its senior executives shall discuss the reasons for the failure to meet such goal with the senior executives from the other party.

               (c) In case at any time after the Merger I Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Corporation shall take or cause to be taken all such necessary action.
               (d) Each of the parties hereto shall use reasonable best efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Mergers.
               (e) Notwithstanding the foregoing provisions of this Section 5.5, none of Parent, Merger Sub I or Merger Sub II shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Entity, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any assets or operations of Parent, Merger Sub I or Merger Sub II or any of their respective affiliates or any of the respective businesses of the Company or any of its Subsidiaries, including the Company Assets or the Company IP Rights, in each case, which constitutes a Burdensome Condition. “Burdensome Condition” means any requirement, condition or restriction that, individually or in the aggregate with all other requirements, conditions and restrictions, is reasonably likely to (i) be materially burdensome to Parent, (ii) be materially burdensome to the Company, (iii) materially diminish the value of Parent’s business or (iv) materially diminish the value of the Company’s business.
          Section 5.6 Disclosure Documents; Stockholders’ Meetings.
               (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 and the Form F-6, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement, the Form F-4 and the Form F-6 and seeking timely to obtain any such actions, consents, approvals or waivers. Notwithstanding anything herein to the contrary, the Company may, subject to obtaining the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), make such reasonable payments and agree to such reasonable modifications or amendments in order to obtain such consents, approvals or waivers that are required to be from parties to any material contracts in connection with the consummation of the transactions contemplated by this Agreement. The Proxy Statement will be included as part of the Form F-4. Parent shall file the Form F-4 with the SEC and the “note d’information” with the AMF as promptly as reasonably practicable after the date of this Agreement. Each party acknowledges that the parties’ mutual goal is to file the Form F-4 with the SEC and the “note d’information” with the AMF within 45 days after the date of this Agreement, and that if such documents are not so filed within such period, its senior executives shall discuss the reasons for the failure to meet such goal with the senior executives from the other party. Each of the Company and Parent shall use reasonable best efforts to have the Proxy Statement cleared by the SEC and the Form F-4 and Form F-6 declared effective by the SEC as promptly as practicable and to keep the Form F-4 and Form F-6 effective as long as is necessary to consummate the Mergers and the transactions contemplated by this Agreement. The Company and Parent shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 and the Form F-6 received by any Governmental Entity. Parent shall use reasonable best efforts to obtain, prior to the effective date of the Form F-4, all necessary state securities law or “blue sky” permits or approvals required to carry out the transactions contemplated hereby. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 or the Form F-6 prior to filing such documents with any Governmental Entity, and will provide each other with a copy of all such filings made with any Governmental Entity. Parent shall pay all expenses incident to the Parent Necessary Corporate Documents, the Form F-4 and the Form F-6 and state law approvals (including all SEC and other filing fees and all printing and mailing expenses associated with the Parent Necessary Corporate Documents, the Form F-4 and the Form F-6) and the Company shall pay all expenses incident to the Proxy Statement (including all printing and mailing expenses). If required by applicable Law, the Company shall cause the Proxy Statement, and any amendment or supplement thereto, to be filed with the applicable Canadian Governmental Entities concurrently with the mailing of such document to stockholders of the Company. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form F-4 has been declared effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Depositary Shares (or the underlying Parent Ordinary Shares) issuable in connection with the First Merger for offering or sale in any jurisdiction, and each of Parent and the Company shall notify the other promptly of any request by any Governmental Entity for amendment of the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 or the Form F-6 or comments thereon and responses thereto and requests by any Governmental Entity for additional information.
               (b) If at any time prior to the Merger I Effective Time, any event or circumstance relating to the Company, Parent, Merger Sub I, Merger Sub II or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent, Merger Sub I or Merger Sub II that should be set forth in an amendment to the Form F-4 or a supplement to the Proxy Statement, the Company, Parent, Merger Sub I or Merger Sub II shall promptly inform the other parties hereto thereof in writing. No filing of, or amendment or supplement to, the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 or the Form F-6 shall be made by Parent or the Company without the consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that the Company, in connection with a Company Change in Recommendation permitted under Section 5.3, and Parent, in connection with a Parent Change in Recommendation permitted under Section 5.3, may amend or supplement the Proxy Statement, the Parent

Necessary Corporate Documents, the Form F-4 or the Form F-6 (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a change, and in such event, the right of approval set forth in this Section 5.6(b) shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors’ deliberations and conclusions be accurately described. A “Qualifying Amendment” means an amendment or supplement to the Proxy Statement, the Parent Necessary Corporate Documents, the Form F-4 or the Form F-6 to the extent it contains (i) a Company Change in Recommendation or a Parent Change in Recommendation (as the case may be), (ii) a statement of the reasons of the Company Board or the Board of Directors of Parent (as the case may be) for making such a Company Change in Recommendation or a Parent Change in Recommendation (as the case may be) and (iii) additional information reasonably related to the foregoing, the disclosure of which is required by Law . All documents that the Company or Parent is responsible for filing with the SEC or the AMF in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the rules and regulations thereunder, the Exchange Act and the rules and regulations thereunder and other applicable Law.
               (c) The Company, acting through the Company Board, shall take, in accordance with its certificate of incorporation and bylaws and with applicable Law, all action necessary (including the mailing of the Proxy Statement to the stockholders of the Company) to duly call, give notice of, convene and hold a meeting of its stockholders only for the purpose of considering and taking action upon this Agreement and electing directors if such meeting is held in conjunction with the Company’s regular annual meeting (such meeting, including any postponement or adjournment thereof, the “Company Special Meeting”), on a date mutually agreed between the Company and Parent, which date shall be as soon as practicable and in no event later than 45 days following the date upon which the Form F-4 becomes effective and the French “note d’information” is approved by the AMF. Except as otherwise provided in Section 5.3, the Company Board shall (i) recommend adoption of this Agreement and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption. Notwithstanding any withdrawal, amendment or modification by the Company Board or any committee thereof of its recommendation of this Agreement in accordance with Section 5.3 or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal with respect to the Company, or any other fact or circumstance, this Agreement shall be submitted to the stockholders of the Company at the Company Special Meeting for the purpose of adopting this Agreement. At any such Company Special Meeting following any such withdrawal, amendment or modification of the Company Board’s recommendation of this Agreement, the Company may submit this Agreement to its stockholders without a recommendation or with a negative recommendation (although the approval of this Agreement by the Company Board may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Special Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders or, if as of the time for which the Company Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting; provided that no adjournment or postponement may be to a date on or after three Business Days prior to the Termination Date.
               (d) Parent, acting through its Board of Directors, shall take, in accordance with its articles of association and by-laws and with applicable Law, all action necessary to promptly convene and hold an extraordinary meeting of its shareholders (such meeting, including any postponement or adjournment thereof, the “Parent Shareholders’ Meeting”) on a date mutually agreed upon between the Company and Parent, which date shall be as soon as practicable and in no event later than 45 days following the date upon which the Form F-4 becomes effective and the French “note d’information” is approved by the AMF for the sole purpose of approving the matters constituting the Parent Shareholder Approval, and shall use its reasonable best efforts to cause the Parent Shareholders’ Meeting to be held on the same day as the Company Special Meeting. The resolutions proposed at the Parent Shareholders’ Meeting, together with all other corporate documents provided by applicable Law (including expert reports, if required) (the “Parent Necessary Corporate Documents “), shall be sufficient for the valid approval of the issuance of the Parent Ordinary Shares in accordance with this Agreement. Except as otherwise provided in Section 5.3, the Parent Board shall (i) recommend approval of the matters constituting the Parent Shareholder Approval and include in the Parent Necessary Corporate Documents such recommendation and (ii) use its reasonable efforts to solicit and obtain such approval. In connection with the Parent Shareholders’ Meeting, Parent will use its reasonable best efforts, subject to the immediately preceding sentence, to obtain the Parent Shareholder Approval and will otherwise comply with all legal requirements applicable to the Parent Shareholders’ Meeting. Parent shall promptly take any action required to be taken under foreign or state securities or blue sky laws in connection with the issuance of Parent Depositary Shares (and the underlying Parent Ordinary Shares) in connection with the First Merger. Notwithstanding any withdrawal, amendment or modification by the Board of Directors of Parent of its recommendation of the Parent Shareholder Approval in accordance with Section 5.3 or the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal with respect to Parent, or any other fact or circumstance, this Agreement shall be submitted to the shareholders of Parent at the Parent Shareholders’ Meeting for the purpose of approving the matters constituting the Parent Shareholder Approval. At any such Parent Shareholders’ Meeting following any such withdrawal, amendment or modification of the recommendation of Parent’s Board of Directors, Parent may submit matters constituting the Parent Shareholder Approval to its shareholders without a recommendation or with a negative recommendation (although the approval of the matters constituting the Parent Shareholder Approval by the Board of Directors of Parent may not be rescinded or amended), in which event the Board of Directors of Parent may communicate the basis for its lack of a recommendation or negative recommendation to its shareholders in the Parent Necessary Corporate

Documents or an appropriate amendment or supplement thereto. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Shareholders’ Meeting to the extent necessary to ensure that any required supplement or amendment to the Parent Necessary Corporate Documents is provided to Parent’s shareholders or, if as of the time for which the Parent Shareholders’ Meeting is originally scheduled (as set forth in the Parent Necessary Corporate Documents) there are insufficient Parent Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting; provided that no adjournment or postponement may be to a date on or after three Business Days prior to the Termination Date.
               (e) The information supplied by the Company, Parent, Merger Sub I and Merger Sub II or any of their respective affiliates for inclusion in the Form F-4 shall not, at the time the Form F-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company, Parent, Merger Sub I and Merger Sub II or any of their respective affiliates for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any supplement thereto) is first mailed to the stockholders of the Company, at the time of the Company Special Meeting, at the time of the Parent Stockholders’ Meeting or at the Merger I Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by the Company, Parent, Merger Sub I and Merger Sub II or any of their respective affiliates for inclusion in the Parent Necessary Corporate Documents shall not, at the date the “note d’information” is approved by the AMF or at the time the Parent Necessary Corporate Documents are delivered or put at the disposal of the shareholders of Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Merger I Effective Time, any event or circumstance relating to the Company, Parent, Merger Sub I or Merger Sub II or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent, Merger Sub I or Merger Sub II that should be set forth in an amendment to the Form F-4 or a supplement to the Proxy Statement or the “note d’information,” the Company, Parent, Merger Sub I or Merger Sub II shall promptly inform the other parties hereto thereof in writing.
               (f) Promptly following the execution and delivery of this Agreement, Parent, as the owner of all of the outstanding shares of capital stock of each of Merger Sub I and Merger Sub II, will adopt this Agreement in its capacity as sole stockholder of each of Merger Sub I and Merger Sub II. Promptly following the Merger I Effective Time, Parent, as the owner of all of the outstanding shares of capital stock of the Merger I Surviving Corporation, will adopt this Agreement in its capacity as sole stockholder of Merger I Surviving Corporation.

          Section 5.7 Notification of Certain Matters. Each of the Company, on one hand, and Parent, Merger Sub I and Merger Sub II, on the other hand, shall give prompt notice to the other of any fact, event or circumstance known to such party that is reasonably likely, individually or taken together with all other facts, events and circumstances known to such party, to result in a Material Adverse Effect on such party.
          Section 5.8 Directors’ and Officers’ Insurance and Indemnification.
               (a) After the Merger I Effective Time, Parent and the Surviving Corporation shall, jointly and severally, (i) indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and any of its Subsidiaries in such capacities (“Indemnified Parties”) to the fullest extent that the Company or any of its Subsidiaries would have been required to do so in accordance with the provisions of each indemnification or similar agreement or arrangement between the Company or any of its Subsidiaries and any Indemnified Party (but in no event shall such indemnification be required to the extent prohibited by applicable Law), in each case against any losses, damages, fines, penalties, expenses (including attorneys’ fees and expenses) or liabilities resulting from any claim, liability, loss, damage, cost or expense, asserted against, or incurred by, an Indemnified Party that is based on the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company or any of its Subsidiaries or a fiduciary under any Company Plans and arising out of actions or omissions or alleged actions or omissions in their capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or a fiduciary under any Company Plan occurring at or prior to the Merger I Effective Time (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses in advance of the final disposition of any such Claim to each Indemnified Party to the fullest extent permitted under applicable Law) and (ii) take all necessary actions to ensure that Parent’s director’s and officer’s liability insurance continues to cover each officer and director of the Company, in each case so long as they remain employed or retained by Parent or any affiliate of Parent (including the Surviving Corporation) as an officer or director and, to the extent Parent’s current director’s and officer’s liability insurance policy covers consultants, as a consultant, on terms that are no less favorable than those enjoyed by Parent’s other directors and officers. Parent and the Surviving Corporation agree that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Merger I Effective Time now existing in favor of the current and former officers and directors of the Company as provided in the certificate of incorporation or bylaws of the Company or any Company Material Contract, in each case in effect as of the date hereof, shall survive the Mergers and shall continue in full force and effect in accordance with their terms and without amendment thereof.
               (b) Parent’s and the Surviving Corporation’s obligations under this Section 5.8 shall continue in full force and effect for a period of six years from the Merger I Effective Time; provided, however, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation (“Claim”) asserted or made within such period shall continue until the final disposition of such Claim. In the event that Parent or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provisions shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 5.8. The provisions of this Section 5.8 are intended for the benefit of, and shall be enforceable by, the respective Indemnified Parties and their heirs and representatives.
               (c) Prior to the Closing, the Company shall purchase and fully prepay, and after the Merger I Effective Time Parent shall maintain, tail directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier covering, with a claims period of six years from the Merger I Effective Time, with respect to the directors and officers of the Company and its Subsidiaries who are currently covered by the Company’s existing directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the Merger I Effective Time, in an amount and scope and on terms and conditions no less favorable to such directors and officers than those in effect on the date of this Agreement; provided, however, that the aggregate premium for such insurance shall not exceed 200% of the per annum rate of premium currently paid by the Company and its Subsidiaries for such insurance on the date of this Agreement per policy year of coverage. In the event that the aggregate premium for such insurance exceeds such maximum amount, Parent shall purchase as much coverage per policy year as reasonably obtainable for such maximum amount.
          Section 5.9 Publicity. None of the Company, Parent, Merger Sub I or Merger Sub II, nor any of their respective affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Mergers, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party, except as may be required by Law or by any listing agreement with, or regulation of, any U.S. or foreign securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other party. In addition, the Company shall to the extent reasonably practicable consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases, reasonably in advance of publication or release.
          Section 5.10 Financing. (a) Parent shall use reasonable best efforts to obtain and effectuate the Financing. Parent shall use reasonable best efforts to keep the Company reasonably informed with respect to all material developments concerning the Financing contemplated by the Commitment Letter. Without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not amend or alter, or agree to amend or alter, the Commitment Letter in any manner that would reasonably be expected to impair, delay or prevent the consummation of the transactions contemplated by this Agreement. Parent shall use commercially reasonable efforts to enforce its rights under the Commitment Letter.
               (b) The Company shall, and shall cause its Subsidiaries and its and their respective officers, employees, and shall use its reasonable best efforts to cause its advisors and accountants to, provide reasonable and customary cooperation with

Parent and its affiliates in connection with the arrangement of the Financing and any other financing that Parent, in its reasonable discretion, deems necessary to fund the transaction, including participation in meetings, due diligence sessions, road shows, rating agency presentations, the preparation of offering memoranda, private placement memoranda, prospectuses, rating agency presentations, other marketing material and similar documents, obtaining comfort letters from the Company’s accountants (which comfort letters shall be customary in form, scope and substance), and obtaining legal opinions from the Company’s outside counsel (which legal opinions shall be customary in form, scope and substance), as may be reasonably requested by Parent. In conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Parent, to call for prepayment or redemption, or to prepay or redeem, or to attempt to renegotiate the terms of, any then existing indebtedness for borrowed money of the Company; provided, however, that the Company shall not be obligated to make or cause to become effective such prepayment or redemption or call for prepayment or redemption or renegotiated terms (nor shall the Company be required to incur any liability in respect of any such prepayment or redemption or call therefor or renegotiation thereof) prior to the Merger I Effective Time. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors and other representatives from and against any and all losses or damages suffered or incurred by them (including any expenses incurred) in connection with any such call for prepayment or redemption, or prepayment or redemption or renegotiation done by the Company at the request of Parent.
               (c) Nothing contained in this Section 5.10 shall require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Merger I Effective Time. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors and other representatives for and against any and all losses or damages suffered or incurred by them (including any expenses incurred) in connection with the arrangement of the Financing and any information (other than information relating to the Company or its Subsidiaries provided by the Company to Parent for use in any information memoranda or marketing materials) utilized in connection therewith or in connection with the actions taken pursuant to this Section 5.10.
          Section 5.11 Stock Exchange Listing. Parent shall use its reasonable best efforts to (a) cause the Parent Depositary Shares (and, if required, the underlying Parent Ordinary Shares) to be issued in connection with the First Merger to be listed on the NYSE, subject to official notice of issuance and (b) obtain the approval (visa) of the AMF on the prospectus relating to the Parent Ordinary Shares and the approval of Euronext Paris SA to the listing of the Parent Ordinary Shares, in each case to be issued at the Merger I Effective Time (so that the listing of the Parent Ordinary Shares takes place at the Merger I Effective Time, or as soon as practicable thereafter) as part of the transactions contemplated by this Agreement, subject to official notice of issuance.
          Section 5.12 Employee Benefits. (a) Subject to Sections 1.8 and 5.17, during the period from the Closing Date until the first anniversary thereof, Parent shall, or shall cause its affiliates to, continue, for each Person who is employed by the Company or any of its Subsidiaries immediately prior to the Merger I Effective Time (the “Continuing Employees”), the compensation (including but not limited to cash compensation and incentive and bonus opportunities, but excluding equity-based compensation), benefits (including but not limited to employee welfare benefit plans and vacation, paid time-off and severance) and similar plans as such compensation arrangements and plans were in effect immediately prior to the Merger I Effective Time; provided, however, that the Parent may amend, supplement or replace any such plan, policy or program if, in the good faith judgment of management of Parent, any such amendment, supplement or replacement will provide the Continuing Employees covered thereby with benefits under such plan, policy or program, as amended, supplemented or replaced, that are in the aggregate at least as valuable as the benefits to be received under such plan, policy or program, as applicable, as in effect immediately prior to any such amendment, supplement or replacement.
               (b) The service of each Continuing Employee with the Company or its Subsidiaries (or any predecessor employer) prior to the Merger I Effective Time shall be treated as service with Parent and its affiliates for purposes of each Parent Plan (including but not limited to employee welfare benefit plans and vacation, paid time-off and severance plans or policies) in which such Continuing Employee is eligible to participate after the Merger I Effective Time, including for purposes of eligibility, vesting and benefit levels and accruals (other than defined benefit pension plan accruals).
               (c) Following the Merger I Effective Time, for purposes of each Parent Plan in which any Continuing Employee or his or her eligible dependents is eligible to participate after the Merger I Effective Time, Parent shall, or shall cause its affiliates to, (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable Company Plan as of the Merger I Effective Time (or, if later, any applicable plan transition date) and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Merger I Effective Time for the plan year in which the Merger I Effective Time (or such transition date) occurs.
               (d) In the event that on or within 12 months following the Closing Date (i) the employment of a Continuing Employee who is employed by the Company or an affiliate of the Company in the United States (a “US Continuing Employee”) is terminated by the Surviving Corporation, Parent or an affiliate of either other than for Cause as defined under the Severance Policy (as defined below) or under other circumstances entitling the US Continuing Employee to severance benefits under the terms of the Severance Policy, or (ii) the Surviving Corporation, Parent or an affiliate of either fails to provide a US Continuing Company Employee with at least the same level of compensation and benefits as were in effect immediately prior to the Merger I Effective Time in accordance with the requirements of Section 5.12(a), Parent shall be responsible for and shall pay, or cause its affiliate to pay, to such US Continuing Employee, in a lump sum payment, the amount of severance benefits and COBRA reimbursement payments (the “Severance Benefits”) that is determined for such US

Continuing Employee in accordance with the terms of the Veritas DGC, Inc. Severance Policy (the “Severance Policy” ), a copy of which is included in Section 5.12(d) of the Company Disclosure Letter, not later than thirty (30) days following the date of such US Continuing Employee’s termination of employment or, if such payment is required to be delayed by Section 409A, the date that is six months following such US Continuing Employee’s “separation from service” within the meaning of Section 409A of the Code. The obligation to provide the Severance Benefits shall be subject to the US Continuing Employee’s executing a release of all claims against the Company, the Surviving Corporation, Merger Sub I, Merger Sub II and their respective affiliates, in a form reasonably satisfactory to the Surviving Corporation. Severance benefits for Continuing Employees who are not US Continuing Employees shall be determined in accordance with applicable Law.
               (e) Nothing in this Agreement shall be construed as requiring Parent or any of its Affiliates to employ any Continuing Employee for any length of time following the Closing Date. Nothing in this Agreement, express or implied, shall be construed to prevent Parent or its affiliates from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Closing Date or (ii) terminating or modifying to any extent any Company Plan or any other employee benefit plan, program, agreement or arrangement that Parent or its affiliates may establish or maintain; provided, however, that to the extent that, and for so long as, a Continuing Employee remains employed by Parent or any of its affiliates during the twelve month period following the Closing Date, the compensation and benefits payable to such employee during such period shall be subject to the provisions of this Section 5.12.
          Section 5.13 Appointment of Directors. Parent shall take all necessary corporate action to increase the size of the Parent Board by up to five members and to appoint the Company Directors immediately following the Merger I Effective Time to fill the vacancies on the Parent Board created by such increase. Parent, through the Parent Board and subject to the Parent Board’s fiduciary duties to the shareholders of Parent, shall take all necessary action to recommend that the Company Directors be elected to the Parent Board in the circular of Parent relating to the first annual meeting of the shareholders of Parent following the Closing.
          Section 5.14 Rights Agreement. The Company Board shall take such action as is necessary to terminate the Company Rights Agreement and the Company Rights immediately prior to the Merger I Effective Time and to render the Company Rights inapplicable to the Mergers and the other transactions contemplated by this Agreement.
          Section 5.15 Certain Tax Matters.
               (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).
               (b) Parent and the Company shall each use its reasonable best efforts to cause the Mergers to qualify as a “reorganization” within the meaning of

Section 368(a) of the Code and to obtain the Tax opinions set forth in Sections 6.2(d) and 6.3(d) and to obtain a ruling from the Internal Revenue Service under Treasury Regulation Section 1.367(a)-3(c)(9) to the effect that the Mergers will not be subject to Section 367(a)(1) of the Code (the “IRS Ruling”).
               (c) Parent and the Company shall jointly cooperate in connection with the Company’s request for the IRS Ruling and shall promptly provide all information in connection with the IRS Ruling request. The preparation of the IRS Ruling request, and any oral or written communication with the Internal Revenue Service, shall be conducted jointly by the Company and Parent.
               (d) Neither Parent nor the Company will take or fail to take (and, following the Mergers, Parent will cause the Company not to take or fail to take) any action which action (or failure to act) would reasonably be expected to (i) cause the Mergers to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or (ii) cause the stockholders of the Company to recognize gain pursuant to Section 367(a)(1) of the Code, other than any such stockholder that would be a “five-percent transferee shareholder” of Parent (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8(b). With respect to the Mergers, Parent will (and following the Mergers will cause the Company to) file all required information with its Tax Returns and maintain all records required for Tax purposes, including, without limitation, the reporting requirements contained in Treasury Regulation Section 1.367(a)-3(c)(6).
               (e) Parent will make arrangements with each five-percent transferee shareholder, as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(ii), if any, to ensure that such shareholder will be informed of any disposition of any property that would require the recognition of gain under such Person’s gain recognition agreement entered into under Treasury Regulation Section 1.367(a).
               (f) Officers of Parent, Merger Sub I, Merger Sub II and the Company shall execute and deliver to Vinson & Elkins L.L.P., tax counsel for the Company, and Skadden Arps, tax counsel for Parent, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including contemporaneously with the execution of this Agreement, at the time the Form F-4 is declared effective by the SEC and the Merger I Effective Time, in connection with such tax counsel’s respective delivery of opinions pursuant to Sections 6.2(d) and 6.3(d) hereof. Each of Parent, Merger Sub I, Merger Sub II and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.15(f).
               (g) The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the First Merger that are required or permitted to be filed on or before the Merger I Effective Time. Each of Merger Sub I and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity (or for which its stockholders are primarily liable), which becomes payable in connection with the First Merger.
          Section 5.16 Supplemental Indenture. If the Company Convertible Debt is not converted prior to the Merger I Effective Time, Parent shall assume the Company Convertible Debt in accordance with its terms at the Merger I Effective Time by executing a supplemental indenture in accordance with the terms of the indenture, dated March 3, 2004, between the Company and U.S. Bank National Association, as trustee.
          Section 5.17 ESPP. Any “Offering Period” (as defined in the ESPP) that began on or prior to the date hereof under the ESPP may continue through the earlier of the date on which it is currently expected to expire in accordance with the terms of the ESPP in effect on the date hereof and the end of the last Business Day before the Merger I Effective Time; provided, (a) no person shall be allowed to elect to increase his or her payroll deductions or other contributions to purchase Company Common Stock for such Offering Period after the date hereof; and (b) the Company shall not commence any new Offering Periods under the ESPP on or after the date hereof. Prior to the Merger I Effective Time, the Company shall take any and all actions necessary to cause the ESPP to be terminated effective as of the earlier of the last day of the Offering Period that is underway as of the date hereof or the last Business Day prior to the Merger I Effective Time.
          Section 5.18 Investigation by Parties; No Other Representations or Warranties.
               (a) Each of Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the other party hereto and their respective Subsidiaries and their businesses and operations, and each of Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, has requested such documents and information from the other party as each such party considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement. Each of Parent, Merger Sub I, Merger Sub II and the Company acknowledges and agrees that it has had an opportunity to ask all questions of and receive answers from the other parties hereto with respect to any matter such party considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement. In connection with such investigation, each of the parties hereto and their representatives have received certain other estimates, projections and other forecasts for the other parties hereto and certain estimates, plans and budget information. Each of the parties hereto acknowledges and agrees that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; that such parties are familiar with such uncertainties; that such parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their representatives; and that such parties will not (and will cause all of their respective Subsidiaries or other affiliates or any other Person acting on their behalf to not) assert any claim or cause of action against the other parties hereto or any of their direct or indirect partners, directors, officers, employees, agents, stockholders, affiliates, consultants, counsel, accountants, investment bankers or representatives with respect thereto, or hold any such Person liable with respect thereto.
               (b) Each of the parties hereto agree that, except for the representations and warranties expressly set forth in Articles III and IV of this Agreement, no party hereto has made and shall not be deemed to have made any representation or warranty of any kind. Without limiting the generality of the foregoing, each of Parent, Merger Sub I, Merger Sub II and the Company agrees that none of the other parties hereto, nor any of their respective affiliates or representatives, makes or has made any representation or warranty with respect to:
               (i) any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of such other party or any of its Subsidiaries or the future business, operations or affairs of such other party or any of its Subsidiaries heretofore or hereafter delivered to or made available to the other parties hereto or their respective representatives or affiliates; or
               (ii) any other information, statement or documents heretofore or hereafter delivered to or made available to the other parties hereto or their respective representatives or affiliates, except to the extent and as expressly covered by a representation and warranty contained in Article III or IV of this Agreement.
          Section 5.19 Section 16 Matters. Prior to the Closing Date, Parent and the Company, and their respective Boards of Directors, shall use their reasonable best efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.
          Section 5.20 Affiliates Letter. Prior to the date of the Company Special Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Company Special Meeting, “affiliates” of the Company within the meaning of Rule 145 under the Securities Act. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Company Special Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its commercially reasonable efforts to deliver or cause to be delivered to Parent, prior to the date of the Company Special Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A (the “Affiliates Letter”). Parent shall not be required to maintain the effectiveness of the Form F-4 or any other registration statement under the Securities Act for the purposes of resale of Parent Depositary Shares (or the Parent Ordinary Shares underlying such Parent Depositary Shares) by such affiliates received pursuant to the First Merger and Parent may direct the Exchange Agent not to issue certificates representing Parent Depositary Shares (or the Parent Ordinary Shares underlying such Parent Depositary Shares) received by any such affiliate until Parent has received from such Person an Affiliates Letter. Parent may issue certificates representing Parent Depositary Shares (or the Parent Ordinary Shares underlying such Parent Depositary Shares) received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 5.20.
          Section 5.21 Merger Subs.
               (a) As soon as reasonably practicable after the date hereof, Parent shall (i) cause to be formed and organized Merger Sub I and Merger Sub II as wholly owned subsidiaries of Parent incorporated under the laws of Delaware and (ii) cause each of Merger Sub I and Merger Sub II to become a party to this Agreement which shall be done by each of Merger Sub I and Merger Sub II executing and delivering a copy of this Agreement to each of the Company and Parent and (iii) cause each of Merger Sub I and Merger Sub II to take all necessary action to complete the transactions contemplated hereby subject to the terms and conditions hereof.
               (b) Merger Sub I and Merger Sub II are being formed solely for the purpose of effecting the transactions contemplated by this Agreement, and Merger Sub I and Merger Sub II shall not (and Parent shall not permit Merger Sub I and Merger Sub II to) conduct any business or acquire any assets (other than as contemplated by this Agreement) prior to the Merger II Effective Time.

ARTICLE VI
CONDITIONS
          Section 6.1 Conditions to Each Party’s Obligation To Effect the Mergers.
          The respective obligation of each party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):
               (a) (i) This Agreement shall have been adopted by the Required Company Vote in accordance with the DGCL and (ii) the Parent Shareholder Approval shall have been obtained in accordance with applicable French Law;
               (b) No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of either Merger or makes consummation of either Merger illegal;
               (c) (i) The waiting period (and any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated and (ii) all required approvals by the European Commission applicable to the Mergers under applicable Competition Laws, including the EC Merger Regulation, shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired;
               (d) Other than filing the Certificates of Merger in accordance with the DGCL and excluding those specified in foregoing paragraph (c), all authorizations, consents, waiting periods and approvals of all Governmental Entities in the Applicable Jurisdictions required to be obtained under applicable Law prior to consummation of the Mergers shall have been obtained or satisfied;
               (e) The Form F-4 and Form F-6 shall have been declared effective, and no stop order suspending the effectiveness of the Form F-4 or Form F-6 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and the approval (visa) of the “note d’information” by the AMF relating to the Parent Ordinary Shares to be issued at the Merger I Effective Time as part of the transactions contemplated by this Agreement shall have been obtained; and
               (f) The Parent Depositary Shares (and, if required, the underlying shares of Parent Ordinary Shares) issuable to the stockholders of the Company pursuant to the First Merger and to the holders of the Company Convertible Debt shall have been authorized for listing on the NYSE, subject to official notice of issuance, and the AMF and the Euronext Paris SA shall have approved the listing of the

Parent Ordinary Shares to be issued at the Merger I Effective Time as part of the transactions contemplated by this Agreement.
          Section 6.2 Conditions to the Obligation of the Company to Effect the Mergers.
          The obligation of the Company to effect the Mergers is further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable Law):
               (a) (i) The representations and warranties of each of Parent, Merger Sub I and Merger Sub II set forth in Sections 4.2(a) and (b) and 4.3 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) the representations and warranties of each of Parent, Merger Sub I and Merger Sub II set forth in this Agreement (other than the representations and warranties set forth in Sections 4.2(a) and (b) and 4.3) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;
               (b) Each of Parent, Merger Sub I and Merger Sub II shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it on or prior to the Closing Date pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;
               (c) There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to restrain, preclude, enjoin or prohibit the Mergers or any of the other transactions contemplated by this Agreement;
               (d) The Company shall have received the opinion of Vinson & Elkins L.L.P., counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub I, Merger Sub II and the Company, all of which are consistent with the state of facts existing as of the Merger I Effective Time, to the effect that (i) the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) each transfer of Company Common Stock to Parent pursuant to the First Merger and in accordance with Treasury Regulation Section 1.367(a)-3(d) will not be subject to Section 367(a)(1) of the Code or the Company has received the IRS Ruling. In rendering the opinion described in this Section 6.2(d), Vinson & Elkins L.L.P. shall have received and may rely upon the certificates and representations referred to in Section 5.15(f) hereof and any rulings received by the parties from the IRS with respect to the Mergers (and any representations of the Company, Parent, Merger Sub I or Merger Sub II made in connection therewith). The opinion may further assume that all applicable reporting requirements have been satisfied and that any “five-percent transferee shareholder” with respect to Parent within the meaning of Treasure Regulation 1.367(a)-3(c)(5)(ii) will in a timely and effective manner file the agreement described in Treasure Regulation 1.367(a)-3(c)(1)(iii)(B); and
               (e) Parent shall have deposited or caused to be deposited in the Exchange Fund cash and Parent Depositary Shares in an amount sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 1.6.
          Section 6.3 Conditions to Obligations of Parent, Merger Sub I and Merger Sub II to Effect the Mergers.
          The obligations of Parent, Merger Sub I and Merger Sub II to effect the Mergers are further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Parent, Merger Sub I and Merger Sub II in writing, in whole or in part, to the extent permitted by applicable Law):
               (a) (i) The representations and warranties of the Company set forth in Sections 3.2(a) and (b) and 3.3 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); provided that for purposes of this clause (i), the representations and warranties of the Company set forth in Section 3.2(a) shall not be deemed untrue and incorrect due to the failure, if any, of the Company to disclose the existence as of the Cut-off Time of up to 3,000 shares in the aggregate of any combination of Company Common Stock and/or options or rights to acquire shares of Company Common Stock, and (ii) the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Sections 3.2(a) and (b) and 3.3) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;
               (b) The Company shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing Date pursuant to the terms of this

Agreement, and Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;
               (c) There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to (i) prohibit or limit in any respect the ownership or operation by the Company, Parent, Merger Sub I or Merger Sub II or any of their respective affiliates of any portion of the business or assets of the Company and its Subsidiaries or to require any such Person to dispose of or hold separate any portion of the business or assets of the Company and its Subsidiaries as a result of the Mergers or any of the other transactions contemplated by this Agreement, in any such case which would constitute a Burdensome Condition, or (ii) restrain, preclude, enjoin or prohibit the Mergers or any of the other transactions contemplated by this Agreement;
               (d) Parent shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub I, Merger Sub II and the Company, all of which are consistent with the state of facts existing as of the Merger I Effective Time, to the effect that the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 6.3(d), Skadden Arps shall have received and may rely upon the certificates and representations referred to in Section 5.15(f) hereof;
               (e) Each of the approvals described in Section 6.1(c) and (d) shall have been obtained without the imposition of any condition or restriction which constitutes a Burdensome Condition; and
               (f) At or prior to the Merger I Effective Time, the Committee on Foreign Investment in the United States (“CFIUS”) shall have notified Parent in writing that it has determined not to investigate the transactions contemplated by this Agreement (including the Mergers) pursuant to the powers vested in it by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, which amended Section 721 of the Defense Production Act of 1950 (“Exon-Florio Amendment”) or, in the event that CFIUS has undertaken such an investigation, CFIUS has terminated such investigation or the President of the United States has determined not to take any action or, in the event that CFIUS or the President of the United States has requested Parent to modify the transactions contemplated by this Agreement (including the Mergers) or otherwise enter into any other commitment to protect the National Security of the United States, as determined by the Exon Florio Amendment, such modification or commitment would not reasonably be expected to constitute a Burdensome Condition.

ARTICLE VII
TERMINATION
          Section 7.1 Termination.
          Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Mergers may be abandoned at any time prior to the Merger I Effective Time (notwithstanding any adoption of this Agreement by the stockholders of the Company or any approval of the matters constituting the Parent Shareholder Approval by the shareholders of Parent):
               (a) By the mutual consent of Parent and the Company in a written instrument;
               (b) By either the Company or Parent upon written notice to the other, if:
               (i) the Mergers shall not have been consummated on or before April 15, 2007 (the “Termination Date”); provided, however that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Mergers to have been consummated on or before such date;
               (ii) any Governmental Entity having jurisdiction over any party hereto shall have issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting consummation of either Merger or making consummation of either Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable; provided, however, that the right to terminate pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of or resulted in such action or who is then in material breach of Section 5.5 with respect to such action;
               (iii) the stockholders of the Company fail to adopt this Agreement by the Company Required Vote at the Company Special Meeting; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(iii) if it has (x) breached any of its obligations under Section 5.3 and an Acquisition Proposal with respect to the Company has been publicly proposed by any Person (other than Parent or any of its affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or an Acquisition Proposal with respect to the Company or such intention has otherwise become known to the Company’s stockholders generally (other than as a result of disclosure by Parent, any of its Subsidiaries or any of their respective Representatives) or (y) breached any of its obligations under Section 5.6(c); or
               (iv) the Parent Shareholder Approval shall not have been obtained in accordance with applicable French Law at the Parent Shareholders’ Meeting; provided that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(iv) if it has (x) breached any of its obligations under Section 5.3 and an Acquisition Proposal with respect to Parent has been publicly proposed by any Person (other than the Company or any of its affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent or an Acquisition Proposal with respect to Parent or such intention has otherwise become known to Parent’s stockholders generally (other than as a result of disclosure by the Company, any of its Subsidiaries or any of their respective Representatives) or (y) breached any of its obligations under Section 5.6(d);
               (c) by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (ii) is incapable of being cured by Parent or is not cured by Parent within 45 days following receipt of written notice from the Company of such breach or failure to perform;
               (d) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and (ii) is incapable of being cured by the Company or is not cured by the Company within 45 days following receipt of written notice from Parent of such breach or failure to perform;
               (e) By Parent, (i) if the Company, or the Company Board or any committee thereof, as the case may be, shall have entered into any agreement with respect to any Acquisition Proposal with respect to the Company other than the Mergers or an Acceptable Confidentiality Agreement as permitted by Section 5.3, or (ii) if a Company Adverse Recommendation Change shall have occurred or the Company Board or any committee thereof shall have resolved to make a Company Adverse Recommendation Change;
               (f) By the Company, (i) if Parent, or the Parent Board or any committee thereof, as the case may be, shall have entered into any agreement with respect to any Acquisition Proposal with respect to Parent other than the Mergers or an Acceptable Confidentiality Agreement as permitted by Section 5.3, or (ii) if a Parent Change in Recommendation shall have occurred or the Board of Directors of Parent or any committee thereof shall have resolved to make a Parent Change in Recommendation; and
               (g) by Parent, upon written notice to the Company, if Parent takes any action to defeat or otherwise seek to forestall an unsolicited hostile Acquisition Proposal with respect to Parent (other than any action permitted to be taken under Section 5.3), which action (x) is in breach or violation of any of Parent’s material obligations under this Agreement and (y) results in any of the conditions to the Mergers set forth in Section 6.1 not being satisfied; provided that (i) for purposes of this clause (g), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(i), except that all references to “15%” therein shall be deemed to be references to “40%,” (ii)

Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if, prior to the time such unsolicited hostile Acquisition Proposal with respect to Parent was made, Parent was in breach of any of its obligations under Section 5.3, and (iii) simultaneously with its termination pursuant to this Section 7.1(g), Parent shall pay to the Company the Termination Fee provided under Section 8.1(g).
          Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to this Section 7.2, Article VIII and Section 5.4(d), this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Parent, Merger Sub I, Merger Sub II or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreement; provided that nothing herein shall relieve any party from any liability (including, in the case of the Company, damages based on the value of the consideration that would have otherwise been payable to the stockholders of the Company) with respect to any willful breach of any obligation under this Agreement.
ARTICLE VIII
MISCELLANEOUS
          Section 8.1 Fees and Expenses.
               (a) Whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in Sections 2.1, 5.4, 5.6 and 5.8 and in this Article VIII.
               (b) If this Agreement is terminated by Parent pursuant to Section 7.1(e), then the Company shall pay to Parent a termination fee in the amount of U.S. $85.0 million (the “Termination Fee”).
               (c) If this Agreement is terminated by the Company pursuant to Section 7.1(f), then Parent shall pay to the Company the Termination Fee.
               (d) (i) if this Agreement is terminated by either party pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent an amount of U.S. $20.0 million as a reasonable estimate of Parent’s expenses, and (ii) if this Agreement is terminated by either party pursuant to Section 7.1(b)(iv), then Parent shall pay to the Company an amount of U.S. $20.0 million as a reasonable estimate of the Company’s expenses.
               (e) In the event that (i) (x) an Acquisition Proposal with respect to the Company has been publicly proposed by any Person (other than Parent, Merger Sub I or Merger Sub II, or any of their respective affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or an Acquisition Proposal with respect to the Company or such intention has otherwise become known to the Company’s stockholders generally (other than as a result of disclosure by the Parent, any of its Subsidiaries or any of their respective Representatives) and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or 7.1(b)(iii), and (ii) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to the Company, or an Acquisition Proposal with respect to the Company is consummated, the Company shall pay Parent the Termination Fee upon the first to occur of the events described in this clause (ii) (less the amount of any payment previously made by the Company pursuant to Section 8.1(d)(i)).
               (f) In the event that (i)(x) an Acquisition Proposal with respect to Parent has been publicly proposed by any Person (other than the Company or any of its affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent or an Acquisition Proposal with respect to Parent or such intention has otherwise become known to Parent’s stockholders generally (other than as a result of disclosure by the Company, any of its Subsidiaries or any of their respective Representatives) and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or 7.1(b)(iv), and (ii) within 12 months after the termination of this Agreement, Parent or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to Parent, or an Acquisition Proposal with respect to Parent is consummated, Parent shall pay the Company the Termination Fee upon the first to occur of the events described in this clause (ii) (less the amount of any payment previously made by Parent pursuant to Section 8.1(d)(ii)).
               (g) Notwithstanding anything in this Agreement to the contrary, in the event that (A) Parent takes any action to defeat or otherwise seek to forestall an unsolicited hostile Acquisition Proposal with respect to Parent (other than any action permitted to be taken under Section 5.3), which action (x) is in breach or violation of any of Parent’s material obligations under this Agreement and (y) results in any of the conditions to the Mergers set forth in Section 6.1 not being satisfied and thereafter the Company terminates the Agreement pursuant to Section 7.1(c) in respect of such action, or (B) Parent terminates the Agreement pursuant to Section 7.1(g), then, upon such termination by the Company or Parent, as the Company’s sole and exclusive remedy, Parent shall pay to the Company the Termination Fee as liquidated damages, and for the avoidance of doubt, no other fees, expenses or damages shall be payable by Parent in respect thereof; provided, however, that such Termination Fee is not intended and shall not be an admission or acknowledgement that such amount is equal to the damages sustained by the Company as a result of any intentional breach of this Agreement by Parent that is not described in this Section 8.1(g).
               (h) Any payment required pursuant to Section 8.1(b), (c), (d) or (g) shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to an account designated by the party entitled to such payment. Any payment of the Termination Fee pursuant to Section 8.1(e) or (f)

shall be made prior to the first to occur of the execution of a definitive agreement providing for an Acquisition Proposal or the consummation of an Acquisition Proposal. Each party acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay or cause to be paid the amounts due from it pursuant to this Section 8.1, and, in order to obtain such payment, the other party commences a suit that results in a judgment for the amounts set forth in this Section 8.1, the defaulting party shall pay to the other party its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 from the date payment was due at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.
               (i) For purposes of Sections 8.1(e), 8.1(f) and 8.1(g), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(j), except that all references to “15%” therein shall be deemed to be references to “40%.”
               (j) This Section 8.1 shall survive any termination of this Agreement. In no event shall either party be entitled to receive under this Article VIII more than an aggregate amount equal to the Termination Fee.
          Section 8.2 Amendment; Waiver.
               (a) This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the First Merger, but after any such approval no amendment shall be made without the approval of the stockholders of the Company if such amendment alters or changes (i) the Merger Consideration, (ii) any term of the articles of association or by-laws of Parent or (iii) any terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
               (b) At any time prior to the Merger I Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive in whole or in part any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive in whole or in part compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.
          Section 8.3 Survival. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Merger I Effective Time shall survive until (but not beyond) the Merger I Effective Time. The covenants and agreements of the parties hereto (including the Surviving Corporation after the Mergers) shall survive the Merger I Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).
          Section 8.4 Notices.
          All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in Person, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):
               (a) if to the Company, to:
Veritas DGC Inc.
10300 Town Park Drive
Houston, Texas 77072
Telephone: 832-351-8300
Facsimile: 832-351-8701
Attention: Thierry Pilenko
with a copy to (which copy shall not constitute notice):
Veritas DGC Inc.
10300 Town Park Drive
Houston, Texas 77072
Telephone: 832-351-8300
Facsimile: 832-351-8792
Attention: Larry Worden
and

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2300
Houston, Texas 77002-6760
Telephone: 713-758-2222
Facsimile: 713-758-2346
Attention: Jeffery B. Floyd
                    W. Matthew Strock
and
               (b) if to Parent, Merger Sub I or Merger Sub II, to:
CGG
Tour Maine Montparnasse
33 avenue du Maine
75755 Paris cedex 15
France
Facsimile: 33 1 64 47 34 29
Attention: Thierry Le Roux
with a copy to (which copy shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Telephone: 212-735-3000
Facsimile: 212-735-2000
Attention: Peter Allan Atkins
                    Frank Ed Bayouth II
          Section 8.5 Rules of Construction and Interpretation; Definitions.
               (a) When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word “affiliates” when used in this Agreement shall have the meaning ascribed to it in Rule 12b-2 under the Exchange Act. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 4, 2006. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
               (b) Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
               (c) The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, or that such items are material to the Company or Parent, as the case may be. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.
               (d) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
               (e) The following terms have the following definitions:
               (i) “Acceptable Confidentiality Agreement” means a confidentiality agreement on terms no less favorable to the Company or Parent, as the case may be, than the Confidentiality Agreement.
               (ii) “Applicable Jurisdiction” means any jurisdiction (i) where either party or any of its Subsidiaries has any significant assets or conducts any significant business or (ii) where consummation of either of the Mergers without first obtaining or satisfying any authorization, consent, waiting period or approval of any Governmental Entity in such jurisdiction which is required to be obtained under applicable Law prior to consummation of such Merger would constitute a criminal offense;
               (iii) “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Delaware or New York.
               (iv) “Cleanup” means all actions required to: (i) clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.
               (v) “Code” means the Internal Revenue Code of 1986, as amended.
               (vi) “Company Directors” means up to five individuals currently serving on the Company Board who shall be designated by Parent with the concurrence of the Company, such concurrence not to be unreasonably withheld, to become members of the Parent Board as of the Merger I Effective Time pursuant to Section 5.13.
               (vii) “Competition Laws” means Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade and includes the HSR Act and the Competition Act (Canada).
               (viii) “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
               (ix) “Employment and Withholding Taxes” means any federal, state, provincial, local, foreign or other employment, unemployment, insurance, social security, disability, workers’ compensation, payroll, health care or other similar Tax and all Taxes required to be withheld by or on behalf of each of the Company and any of its Subsidiaries in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.
               (x) “Environmental Claim” means any claim, demand, suit, action, cause of action, proceeding, investigation or written notice to the Company or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Material at any location for which the Company or its Subsidiaries may bear responsibility or liability, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.
               (xi) “Environmental Laws” means all Laws, including common law, relating to pollution, Cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or to human or public health, including Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act and the Resource Conservation and Recovery Act.
               (xii) “Financing” means debt financing in the amounts set forth in the Commitment Letter and on terms not less favorable to the borrower than those set forth in the Commitment Letter.
               (xiii) “Foreign Plan” means, with respect to any Person, each benefit plan, arrangement or agreement that is a governmental or nongovernmental and/or industrial or non-industrial retirement, welfare or other benefit plan, program, agreement or arrangement respecting the operations of such Person outside of the United States for the benefit of any current or former employee, officer or director of such Person or any of its Subsidiaries.
               (xiv) “Hazardous Material” means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, (iii) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise actionable or dangerous under any Environmental Laws, or (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous.

               (xv) “knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 8.5(e) of the Company Disclosure Letter and, with respect to Parent, the actual knowledge of the individuals listed in Section 8.5(e) of the Parent Disclosure Letter.
               (xvi) “Leased Real Property” means all interests in real property pursuant to the Leases.
               (xvii) “Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which the Company or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.
               (xviii) “Liens” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.
               (xix) “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).
               (xx) “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, a material adverse effect on (i) the business, results of operations or condition (financial or other) of such party and its Subsidiaries taken as a whole, except to the extent arising or resulting from or caused by, any of the following, which shall be excluded from consideration (A) any change in Laws of general applicability or interpretations thereof by courts or Governmental Entities, (B) changes attributable to or resulting from changes in general industry conditions or general economic conditions, except to the extent any such change affects such party to a greater extent than other companies that are similarly situated in such party’s industry generally, (C) changes and effects attributable to the announcement or pendency of this Agreement or the Mergers or the other transactions contemplated hereby, (D) the failure of such party to meet internal or analysts’ expectations or projections (it being understood, however, that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded pursuant to this paragraph), and (E) compliance by such party with the terms of this Agreement or the Mergers or the other transactions contemplated herein; provided that the exception contained in this subsection (E) shall not apply to Sections 3.4 or 4.4, or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.
               (xxi) “Owned Real Property” means the real property, and interests in real property, owned by the Company and its Subsidiaries.

               (xxii) “Permitted Liens” “ means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable, (iii) Liens existing pursuant to credit facilities of the Company and its Subsidiaries or the Parent and its Subsidiaries, as the case may be and in each case in effect as of the date of this Agreement and (iv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be and in each case taken as a whole as currently used, or otherwise individually or in the aggregate have or result in a Material Adverse Effect on the Company or Parent, as the case may be.
               (xxiii) “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.
               (xxiv) “Real Property” means the Owned Real Property and the Leased Real Property.
               (xxv) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.
               (xxvi) “Return” means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
               (xxvii) “Significant Subsidiary” means (i) with respect to any Person (including the Company), any other Person that is a significant subsidiary as such term is defined in Rule 1-02(w) of Regulation S-X of the SEC and (ii) with respect to the Company, any Subsidiary that holds or has any rights with respect to any assets which are critical to the business of the Company and its Subsidiaries, taken as a whole.
               (xxviii) “Subsidiary” means with respect to any Person, any other Person of which (i) such Person is directly or indirectly the controlling general partner or (ii) 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions are directly or indirectly owned by such Person.
               (xxix) “Tax” means any federal, state, provincial, local, foreign or other tax, import, duty or other governmental charge or assessment or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and additions to tax.
          Section 8.6 Headings; Schedules. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.
          Section 8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.
          Section 8.8 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.
          Section 8.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, void, unenforceable, overly broad or against public policy by any court of competent jurisdiction, the parties intend that such court modify such provision to the extent necessary so as to render it valid, effective, enforceable, reasonable and not overly broad and such term, provision, covenant or restriction shall be deemed modified to the extent necessary to provide the intended benefits to modify this Agreement so as to effect the original intent of the parties, as evidenced by this Agreement, as closely as possible in a mutually acceptable manner in order that the transactions as originally contemplated hereby are fulfilled to the fullest extent possible.
          Section 8.10 Governing Law. This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.
          Section 8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties;

provided that each of Parent, Merger Sub I and Merger Sub II may assign this Agreement to any of its Subsidiaries, or to any lender to each of Parent, Merger Sub I or Merger Sub II, or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect Parent’s, Merger Sub I’s or Merger Sub II’s obligations or liabilities under this Agreement.
          Section 8.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Sections 5.8, 5.10 and 8.11) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.
          Section 8.13 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at Law or equity; provided, however, that the Company shall have no rights under this Section 8.13 with respect to any action taken by Parent in response to an unsolicited Acquisition Proposal with respect to Parent. The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this Section 8.13 is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.
          Section 8.14 Jurisdiction. Each of the parties hereto agrees that any claim, suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, under or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, suit, action or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such court), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such court in any such claim, suit, action or proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or proceeding. Each of the parties hereto further agree that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document in any such claim, suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.4 shall be deemed effective service of process on such party. The parties hereto hereby agree that a final, non-appealable judgment in any such claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions in the world by suit on the judgment or in any other manner provided by applicable Law.
          Section 8.15 Effectiveness. This Agreement shall become effective upon execution and delivery by each of Parent and the Company.
******

          IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PARENT

By:	/s/ ROBERT BRUNCK

Name: Robert BRUNCK
Title: Chairman and Chief Executive Officer

THE COMPANY

By:	/s/ THIERRY PILENKO

Name: Thierry Pilenko
Title: Chairman and Chief Executive Officer

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